Exhibit 99.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

POWERFLEET, INC.,

POWERFLEET ISRAEL HOLDING COMPANY LTD.,

I.D. SYSTEMS, INC.,

POINTER TELOCATION LTD.

and

POWERFLEET ISRAEL ACQUISITION COMPANY LTD.

MARCH 13, 2019

i

Table of Contents

(continued)

ii

Table of Contents

(continued)

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 13, 2019, is entered into by and among PowerFleet, Inc., a Delaware corporation (“Parent”), Powerfleet Israel Holding Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Holdco”), Powerfleet Israel Acquisition Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Holdco (“Merger Sub”), I.D. Systems, Inc., a Delaware corporation (“Infiniti”), and Pointer Telocation Ltd., a public company limited by shares formed under the laws of the State of Israel (the “Company”). Capitalized terms used in this Agreement and not otherwise defined above or in the text below have the meanings given to them in Section 1.01.

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company (the “Merger”), in accordance with the ICL, pursuant to which, except as otherwise provided herein, all of the issued and outstanding Company Ordinary Shares will be converted into the right to receive the Merger Consideration and the Company will become a direct wholly-owned subsidiary of Holdco, upon the terms and subject to the conditions of this Agreement;

WHEREAS, as of the date hereof, Parent and Infiniti have entered into the Investment Agreement and have available, or they have secured, the Debt Financing Commitment required to fund in full the Cash Consideration portion of the Merger Consideration and have confirmed that the closing of the transactions contemplated under this Agreement are not subject to obtaining financing;

WHEREAS, in connection with the transactions contemplated by this Agreement and the Investment Agreement, Parent and Infiniti will, concurrently with or immediately prior to the Merger, reorganize into a new holding company structure by merging PowerFleet US Acquisition Inc., a wholly-owned subsidiary of Parent (“Infiniti Merger Sub”), with and into Infiniti, resulting in Infiniti surviving as a wholly-owned subsidiary of Parent (the “Infiniti Merger”);

WHEREAS, simultaneously with the execution and delivery of the Investment Agreement, certain stockholders of Infiniti are entering into certain voting undertakings with Parent, as contemplated by the Investment Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders; (ii) approved this Agreement and the Transactions; and (iii) determined to recommend that the shareholders of the Company approve this Agreement and the Transactions;

WHEREAS, the board of directors of Merger Sub, the board of directors of Holdco and the board of directors of Parent (the “Parent Board”) have each unanimously approved this Agreement and the Transactions, and the board of directors of Merger Sub has further determined: (i) that this Agreement and the Transactions are fair to, and in the best interests of, Merger Sub and its shareholders; and (ii) to recommend that the shareholders of Merger Sub approve this Agreement and the Transactions;

WHEREAS, the Parent Board has unanimously approved and declared advisable and in the best interests of Parent and Infiniti, the sole stockholder of Parent as of the date hereof, this Agreement and the Transactions;

WHEREAS, for U.S. federal income tax purposes, (i) the Merger, taken together with the Infiniti Merger and the Investment Transactions, is intended to qualify as a transaction described in Section 351 of the Code, (ii) the Infiniti Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) this Agreement is intended to constitute a “plan or reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations;

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s, Infiniti’s, Holdco’s and Merger Sub’s willingness to enter into this Agreement, the shareholders of the Company set forth on Exhibit A are entering into voting undertakings with Parent, each in the form attached hereto as Exhibit B (the “Voting Agreements”); and

WHEREAS, Parent, Holdco, Merger Sub, Infiniti and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions and also to prescribe certain conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Holdco, Merger Sub, Infiniti and the Company hereby agree as follows:

Article 1.
DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options and Company 102 Shares.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether though ownership of 50% or more of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in New York, New York, or Tel Aviv, Israel are authorized or required by Law or Order to close.

“Cash and Cash Equivalents” means all cash on hand, cash in bank accounts, certificates of deposit, commercial paper, treasury bills and notes, marketable securities and other cash equivalents, but specifically excluding any received but un-cleared checks, outbound ACH and issued but un-cleared checks.

“Certificate of Merger” has the meaning ascribed to such term in the Investment Agreement.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Registrar” means the Registrar of Companies of the State of Israel.

“Company 102 Award” means a Company Award granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance.

“Company 102 Share” means a Company Ordinary Share issued upon exercise or settlement of a Company 102 Award.

“Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, as amended.

“Company Acquisition Proposal” means (i) any proposal or offer (other than the Transactions or any other proposal or offer by Parent, Infiniti, Holdco, Merger Sub or their Affiliates) with respect to a merger, consolidation, business combination or similar transaction involving the Company or any one or more of its Subsidiaries (except for any transaction between or among two or more of the Company’s Subsidiaries); (ii) any proposal or offer to acquire, by tender offer, share exchange, stock or asset purchase, license acquisition or in any other manner, which, in each case with respect to clauses (i) and (ii), if consummated, would result in any Person or group of Persons (other than Parent, Infiniti, Holdco, Merger Sub or their Affiliates) becoming, in one or a series of related transactions, directly or indirectly, (A) the beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of 15% or more of the total voting power or of any class of equity securities of the Company or any one or more of its Subsidiaries which comprise 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole, or, in the case of a transaction described in clause (i), the entity resulting from such transaction (to the extent such entity and the Subsidiaries of the merged or consolidated entity would comprise 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole, prior to such transaction) or (B) the owner of assets (including equity securities of any of the Company’s Subsidiaries) comprising 15% or more of the consolidated revenues, consolidated net income or fair market value of the consolidated total assets of the Company and its Subsidiaries, taken as a whole; or (iii) a recapitalization, reorganization, joint venture, partnership, restructuring, liquidation, dissolution or other winding up of the Company and/or any of its Subsidiaries for consideration equal to 15% or more of the fair market value of (x) all of the issued and outstanding Company Ordinary Shares on the last trading day prior to the date hereof or (y) the consolidated total assets of the Company and its Subsidiaries, taken as a whole (in each case prior to such transaction).

“Company Adverse Recommendation Change” means any of the following actions by the Company, the Company Board or any committee thereof: (i) withholding, withdrawing, modifying or qualifying in a manner adverse to Parent, Infiniti, Holdco or Merger Sub or proposing publicly to withhold, withdraw, modify or qualify in a manner adverse to Parent, Infiniti, Holdco or Merger Sub, the Company Board Recommendation, (ii) failing to make the Company Board Recommendation or failing to include the Company Board Recommendation in (or removing it from) the Joint Proxy Statement/Prospectus, (iii) approving, endorsing, recommending or otherwise publicly declaring to be advisable or proposing to approve, endorse, recommend or determine to be advisable any Company Acquisition Proposal, (iv) following the date any Company Acquisition Proposal or any modification to the price, form of consideration or conditionality thereto is first made public or sent or given to the shareholders of the Company, failing to publicly reaffirm the Company Board Recommendation within five (5) Business Days after Parent reasonably requests a reaffirmation thereof in writing, (v) following the commencement of any take-over bid, tender offer or exchange offer for Company Ordinary Shares that is publicly disclosed, publicly being neutral or failing to reject or recommend against acceptance of any such take-over bid, tender offer or exchange offer within five (5) Business Days of such commencement of such take-over bid, tender offer or exchange offer or recommending that the shareholders of the Company tender their respective Company Ordinary Shares in such take-over bid, tender offer or exchange offer, or (vi) publicly announcing an intention, or resolving, to take any of the foregoing actions; provided, however, none of (x) a termination of this Agreement by the Company pursuant to Section 9.01(f), (y) a customary “stop, look and listen” or similar communication by the Company Board of the type contemplated by Rule 14d-9(f) under the Exchange Act (including disclosure of the Company’s receipt of a Company Acquisition Proposal and the operation of this Agreement with respect thereto) or (z) factually accurate public statements regarding financial results, operations or business conditions or developments shall, in any case, in and of itself constitute a Company Adverse Recommendation Change.

“Company Award” shall mean any Company Option or Company RSU.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2017 and the footnotes thereto set forth in the Company 20-F.

“Company Balance Sheet Date” means December 31, 2017.

“Company Disclosure Schedule” means the disclosure schedule attached hereto and delivered by the Company to Parent, Infiniti, Holdco and Merger Sub in connection with, and immediately prior to the execution of, this Agreement.

“Company Intellectual Property Rights” means, collectively Company Owned Intellectual Property Rights and Company Licensed Intellectual Property Rights.

“Company IT Assets” means any and all computers, computer software, source code, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology systems and equipment, and all associated documentation owned by the Company or any of its Subsidiaries or licensed or leased to the Company or any of its Subsidiaries (excluding any public networks).

“Company Leased Real Property” means each parcel of real property subject to a lease, sublease, license or occupancy agreement to which the Company or any of its Subsidiaries is a party as lessee, sub-lessee, licensee or occupant.

“Company Licensed Intellectual Property Rights” means any and all Intellectual Property Rights owned by a Third Party and licensed or sublicensed to the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has obtained a covenant not to be sued.

“Company Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States, Israel or any other jurisdiction, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which the Company or any of its Subsidiaries operate, (iii) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), (iv) changes or proposed changes in Law or authoritative interpretation thereof, (v) changes in GAAP or authoritative interpretation thereof, (vi) any action taken or not taken, in each case, by Parent, Infiniti, Holdco, Merger Sub or their respective Affiliates or by the Company or its Subsidiaries or their respective Affiliates at the written request of Parent or as required by the terms, conditions or restrictions of this Agreement or the Transactions, (vii) the entry into, the public announcement of, or pendency of this Agreement and the Transactions (it being understood that this clause (vii) shall not apply to any representation or warranty of the Company herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement), (viii) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that the underlying causes of such failure may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise expressly excluded hereunder), or (ix) any change in the market price or trading volume of the Company’s securities or in its credit ratings (provided that the underlying causes of such change may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise expressly excluded hereunder); provided, however, in the case of clauses (i), (ii), (iii), (iv) and (v), any effect, change, condition, fact, development, occurrence or event resulting from or arising out of the matters referred to therein shall not be excluded to the extent the same disproportionately affects (individually or together with other effects, changes, conditions, facts, developments, occurrences or events) the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which the Company and its Subsidiaries operate. Notwithstanding anything to the contrary above, any labor organizational campaigns in and of themselves shall not be deemed a Company Material Adverse Effect; provided, however, that any effect, change, condition, fact, development, occurrence or event resulting from or arising out of such labor organizational campaigns may be considered in determining whether a Company Material Adverse Effect has occurred.

“Company Owned Intellectual Property Rights” means any and all Intellectual Property Rights owned by, purported to be owned by or exclusively licensed to the Company or any of its Subsidiaries.

“Company Personal Data” means an identifiable individual’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information that, alone or in combination with other information held by the Company or any of its Subsidiaries, allows the identification of or contact with an individual and any other information about such individual that can be traced back thereto.

“Company RSU” means a restricted stock unit covering Company Ordinary Shares.

“Company Share Plans” shall mean the Company’s Employee Share Option Plan (2003) and Global Share Incentive Plan (2013), in each case, as may be amended from time to time.

“Company Superior Proposal” means any bona fide and written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably capable of being consummated substantially in accordance with its terms and, if consummated, would be more favorable from a financial point of view to the Company’s shareholders (in their capacity as such) than the Merger, in each case, after taking into account all relevant factors, including all terms and conditions of such Company Acquisition Proposal (including the likelihood that such Company Acquisition Proposal is consummated in accordance with its terms, after taking into account all legal, financial (including the certainty of financing) and regulatory aspects of the proposal and the Person making the Company Acquisition Proposal), and this Agreement (including any adjustment to the terms and conditions of this Agreement agreed to by Parent in writing pursuant to Section 5.02(b) in response to such Company Acquisition Proposal). For purposes of this definition, all references to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 50%”.

“Company Tax Return” means any Tax Return (including, without limitation, any consolidated, combined or unitary return) relating to or inclusive of the Company or any of its Subsidiaries.

“Company Termination Fee” means $3,000,000.

“Competition Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act, the Economic Competition Act and all other Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of November 28, 2017 by and between Infiniti and the Company.

“Contract” means any agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other legally binding commitment, arrangement or understanding, whether written or oral.

“Environmental Claim” means any Proceeding or Order alleging potential or actual liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, fines or penalties) arising out of, based on, resulting from or relating to (i) the presence, Release of, or exposure to any Hazardous Substances, (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, or (iii) any other matters covered or regulated by, or for which liability is imposed under, Environmental Law.

“Environmental Law” means any Law or Order relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety, including any Law or Order relating to: (i) the exposure to, or Releases or threatened Releases of, Hazardous Substances, (ii) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances, or (iii) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“Environmental Permits” means all Governmental Authorizations required by Environmental Law.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means each entity that is treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Funded Know-How” means any know-how of the Company or any of its Subsidiaries developed in whole or in part with any funding by the IA.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any (i) nation or government, any federal, state, province, city, town, municipality, county, local or other political subdivision thereof or thereto and any department, commission, board, bureau, instrumentality, agency or merger control authority, (ii) federal, state, provincial, local or non-U.S. court or tribunal, (iii) self-regulatory organization (including any national securities exchange), or (iv) other governmental, quasi-governmental, supranational or regulatory entity created or empowered under a statute (or rule, regulation or ordinance promulgated thereunder) or at the direction of any governmental authority, including those set forth in clauses (i), (ii) or (iii) of this definition, and that is empowered thereunder or thereby to exercise executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Authorization” means any license, approval, clearance, permit, certificate, waiver, amendment, consent, exemption, variance, expiration and termination of any waiting period requirements (including pursuant to Competition Law), other actions by, and any notice, filing, registration, qualification, declaration and designation with, and other authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect (i) under any Environmental Law, or (ii) that can form the basis of any liability under any Environmental Law or any Order relating to pollution, waste, the environment, or the protection of worker health and safety.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IA” means the Innovation Authority under the jurisdiction of the Ministry of Economy and Industry of the State of Israel.

“IA Notification” means a notification by the Company to the IA of the Transactions.

“IA Undertaking” means such undertaking to the IA as is required of Parent as a consequence of the Transactions and as a condition thereto, in the IA’s standard form.

“ICL” means the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [New Version] 5743-1983 that continue to be in effect) and the regulations promulgated thereunder, as amended.

“Infiniti 2018 Plan” means the I.D. Systems, Inc., Inc. 2018 Incentive Plan.

“Infiniti Adverse Recommendation Change” has the meaning ascribed to the term “Company Adverse Recommendation Change” in the Investment Agreement.

“Infiniti Closing Price” means $6.68.

“Infiniti Equity Plans” means the following plans of Infiniti: the I.D. Systems, Inc. 2007 Equity Compensation Plan (as amended through June 21, 2012), I.D. Systems, Inc. 2009 Non-Employee Director Equity Compensation Plan, as amended, I.D. Systems, Inc. 2015 Equity Compensation Plan and the Infiniti 2018 Plan.

“Infiniti Material Adverse Effect” has the meaning ascribed to the term “Material Adverse Effect” in the Investment Agreement.

“Infiniti Option” means each option to purchase shares of Infiniti Common Stock outstanding under any of the Infiniti Equity Plans.

“Infiniti Permitted Liens” has the meaning ascribed to the term “Permitted Liens” in the Investment Agreement.

“Infiniti Restricted Stock Award” means each restricted stock award of shares of Infiniti Common Stock outstanding under any of the Infiniti Equity Plans.

“Infiniti Specified Stockholder Approval” shall have the meaning ascribed to the term “Specified Stockholder Approval” in the Investment Agreement.

“Infiniti Stockholders’ Meeting” means a meeting of Infiniti’s stockholders held for the purpose of obtaining the Infiniti Stockholder Approval.

“Intellectual Property” means all intellectual property and technology, including (i) internet domain names, whether or not trademarks, web addresses, web pages, websites and related content, accounts with Twitter, Facebook, LinkedIn, Instagram, YouTube, Google+ and other social media companies and the content found thereon and related thereto, and URLs; (ii) expressions, designs and other works of authorship; (iii) inventions, discoveries, trade secrets, business and technical information and know-how, databases, processes, procedures, research and development results, marketing plans and other confidential and proprietary information, excluding any Company Personal Data contained in any of the foregoing; and (iv) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases, algorithms, structures, development tools and other related specifications, media and documentation, excluding any Company Personal Data contained in any of the foregoing.

“Intellectual Property Rights” means any and all common law or statutory intellectual property rights or proprietary rights and protections (anywhere in the world), including all such rights relating to, arising from, or associated with any Intellectual Property, including (i) trademarks, service marks and rights in trade names, brand names, logos, corporate names, trade dress, design rights and other similar designations of source, sponsorship, association or origin, and all registrations, applications and renewals for, any of the foregoing; (ii) copyrights, author, performer, moral and neighboring rights, and mask works and all registrations, applications for registration and renewals of any of the foregoing; (iii) trade secrets and other rights in confidential information; and (iv) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models).

“Investment Agreement” means the Investment and Transaction Agreement, dated as of the date hereof, among the Investors, Infiniti, Parent and Infiniti Merger Sub.

“Investment Documents” has the meaning ascribed to such term in the Investment Agreement.

“Investment Securities” has the meaning ascribed to the term “Securities” in the Investment Agreement.

“Investment Transactions” means the offering and sale of shares of Series A Convertible Preferred Stock of Parent pursuant to the terms of the Investment Agreement.

“Investors” means ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P.

“ISA” means the Israel Securities Authority.

“Israeli Securities Law” means the Israeli Securities Law, 1968 and the regulations promulgated thereunder, as amended.

“ITA” means the Israel Tax Authority.

“Knowledge” means, with respect to the Company, the actual knowledge of each of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule and, with respect to Parent or Infiniti, the actual knowledge of each of the individuals listed on Section 1.01(a) of the Parent Disclosure Schedule, in each case, after reasonable inquiry of the direct reports of such individuals who would reasonably have knowledge of the applicable matter.

“Law” means any United States, federal, state, provincial or local or any non-U.S. law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, hypothec, lien, pledge, charge, security interest, deed of trust, right of first refusal or offer, option, easement, right of way, or any other encumbrance (other than such a limitation arising under securities Law in respect of such property or asset).

“Nasdaq” means, with respect to Parent, the Nasdaq Global Market and, with respect to the Company, the Nasdaq Capital Market.

“Open Source Material” means software or other material that is licensed or distributed under a “free” source-code license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license approved by the Open Source Initiative, or any Creative Commons License.

“Order” means any order, writ, injunction, decree, consent decree, judgment, ruling, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 1961 and any rules and regulations promulgated thereunder, as amended.

“Parent Charter” has the meaning ascribed to such term in the Investment Agreement.

“Parent Common Stock Issuance” means the issuance of shares of Parent Common Stock as part of the Merger Consideration,

“Parent Disclosure Schedule” means the disclosure schedule attached hereto and delivered by Parent to the Company in connection with, and immediately prior to, the execution of, this Agreement.

“Parent Material Adverse Effect” means any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, has had or would reasonably be expected to have a material adverse effect on the business, results of operations, or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole, excluding any effect, change, condition, fact, development, occurrence or event resulting from or arising out of (i) changes in the financial, securities or credit markets or general economic, regulatory or political conditions in the United States, Israel or any other jurisdiction, (ii) changes or conditions generally affecting the industries, markets or geographical areas in which Parent or any of its Subsidiaries operate, (iii) geopolitical conditions, the outbreak or escalation of hostilities, civil disobedience, acts of war, sabotage or terrorism or any escalation or worsening of the foregoing or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), (iv) changes or proposed changes in Law or authoritative interpretation thereof, (v) changes in GAAP or authoritative interpretation thereof, (vi) any action taken or not taken, in each case, by Parent, Infiniti, Holdco, Merger Sub or their respective Affiliates or by the Company or its Subsidiaries or their respective Affiliates at the written request of the Company or as required by the terms, conditions or restrictions of this Agreement or the Transactions, (vii) the entry into, the public announcement of, or pendency of this Agreement and the Transactions (it being understood that this clause (vii) shall not apply to any representation or warranty of Parent herein that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement), (viii) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided that the underlying causes of such failure may be considered in determining whether a Parent Material Adverse Effect has occurred if not otherwise excluded hereunder), or (ix) any change in the market price or trading volume of Parent securities or in its credit ratings (provided that the underlying causes of such change may be considered in determining whether a Parent Material Adverse Effect has occurred if not otherwise excluded hereunder); provided, however, in the case of clauses (i), (ii), (iii), (iv) and (v), any effect, change, condition, fact, development, occurrence or event resulting from or arising out of the matters referred to therein shall not be excluded to the extent the same disproportionately affects (individually or together with other effects, changes, conditions, facts, developments, occurrences or events) Parent and its Subsidiaries, taken as a whole, as compared to other similarly situated Persons operating in the same industry in which Parent and its Subsidiaries operate.

“Parent Termination Fee” means $2,000,000.

“Party” means each of Parent, Holdco, Merger Sub, Infiniti and the Company individually, as the context requires, and “Parties” means all of them collectively.

“Permitted Liens” means (i) Liens for Taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Financial Statements, or (with respect to such Liens arising after the date hereof) on the financial books and records of the Company, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Financial Statements, or (with respect to such Liens arising after the date hereof) on the financial books and records of the Company, (iii) Liens reflected on the Company Balance Sheet, (iv) zoning, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Company Leased Real Property which are not violated by the current use and operation of the Company Leased Real Property in any manner that would reasonably be expected to materially impair the continued use and operation of the Company Leased Real Property as presently conducted, (v) Liens to secure indebtedness pursuant to the Loan Documents to be released as of the Effective Time, (vi) licenses or covenants not to sue with respect to Intellectual Property Rights, (vii) statutory, common law or contractual liens of landlords, (viii) title defects, encumbrances or irregularities that do not secure the payment of a sum of money or that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Affiliates as presently conducted, (ix) extension of time of existing guarantees and new guarantees issued in the ordinary course of business in connection with bids, leases and contract performance, but, with respect to new guarantees, in no event exceeding a maximum aggregate obligation of $500,000 since the date hereof, and (x) any Liens set forth on Section 1.01 of the Company Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited liability company, association, company, joint venture, estate, trust, association other entity or organization of any kind or nature, including a Governmental Authority or arbitrator (public or private), or group (within the meaning of Section 13(d)(3) of the Exchange Act).

“Proceeding” means any suit, audit, action, claim, litigation, arbitration, mediation, hearing, public inquiry, or similar proceeding (in each case, whether civil, criminal or administrative, whether public or private or whether written or oral) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator (public or private).

“Related Persons” shall mean, with respect to any Person, each of such Person’s former, current and future direct or indirect equity holders, controlling persons, partners, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees.

“Release” shall have the same meaning as under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C., Section 9601 (22).

“Representative” means a Person and its Subsidiaries’ directors, officers, employees, Affiliates, agents, attorneys, accountants, advisors, consultants and other authorized representatives.

“Sarbanes-Oxley Act” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” means a “significant subsidiary” as such term is defined in Rule 12b-2 under the Exchange Act.

“Straddle Period” means any Tax period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, another Person (other than a natural Person), of which such first Person (i) owns directly or indirectly (a) an aggregate amount of the voting securities, other voting ownership or voting partnership interests to elect or appoint a majority of the board of directors or other governing body or (b) if there are no such voting interests, a majority of the equity interests therein or (ii) has the right to appoint a majority of the directors or managers.

“TASE” means the Tel Aviv Stock Exchange.

“Tax” means (i) any and all federal, state, provincial, local, non-U.S. (including, for the avoidance of doubt, Israeli) and other taxes, levies, imposts, duties, and similar governmental charges (including any interest, consumer price index linkage, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, use, real or personal property, capital stock, license, escheat, unclaimed property, branch, payroll, estimated withholding, employment, social security (or similar), national health insurance, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Tax Return” means any report, return, document, declaration, election, schedule, opinion, statement or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes, including information returns, any documents to be supplied to any Governmental Authority with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration, election, schedule, opinion, statement or other information or any amendment to any of the foregoing.

“Tax Sharing Agreement” means any Contract binding a Party or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

“Third Party” means any Person other than Parent, Infiniti, Holdco, Merger Sub, the Company or any of their respective Affiliates.

“Treasury Regulations” means the regulations promulgated under the Code.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent (which, for the avoidance of doubt includes Parent’s opportunity to review and comment on the application to the ITA), that is applicable to the payments to be made to any holder of securities of the Company pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee). For purposes hereof, the Withholding Tax Ruling, the 104H Tax Ruling and the Option Tax Ruling (and any interim ruling in respect thereof, if applicable) will be considered a Valid Tax Certificate, provided they include such instructions, and further provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented in writing to join any such applicable ruling.

“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to take an act by the breaching Party with the Knowledge that the taking of such act or the failure to take such act would, or would reasonably be expected to, cause a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(b) Each of the following terms is defined in the section set forth opposite such term:

Term	Section
104H Tax Ruling	Section 2.10(d)
Acceptable Company Confidentiality Agreement	Section 5.02(a)
Agreement	Preamble
Alternative Company Acquisition Agreement	Section 5.02(a)
Award	Section 10.10(e)
Base Amount	Section 6.02(c)
Book-Entry Shares	Section 2.03(a)(iii)
Cash Consideration	Section 2.03(a)(ii)
Certificate	Section 2.03(a)(iii)
Closing	Section 2.01
Closing Option Consideration	Section 2.08(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 3.02(b)
Company Financial Statements	Section 3.08
Company Indemnified Party	Section 6.02(a)
Company Material Contract	Section 3.18(a)
Company Option	Section 2.08(a)
Company Ordinary Shares	Section 3.05(a)
Company Plan	Section 3.16(a)
Company Privacy Policy	Section 3.14(n)
Company Real Property Leases	Section 3.13(b)
Company Registered IP	Section 3.14(d)
Company Required Consents	Section 3.04
Company RSUs	Section 3.05(a)
Company SEC Documents	Section 3.07(a)
Company Shareholder Approval	Section 3.02(a)
Company Shareholders’ Meeting	Section 5.04
Company Source Code	Section 3.14(i)
Company Specified Representations	Section 8.02(a)(ii)
Company Subsidiary Securities	Section 3.06(b)
Debt Financing	Section 4.09
Debt Financing Commitment	Section 4.09
DGCL	Section 4.02(b)
EDGAR	Article 3
Effective Time	Section 2.02
Enforceability Limitations	Section 3.02(a)
Equity Award Exchange Ratio	Section 2.08(a)
Equity Financing	Section 4.09
Exchange Agent	Section 2.06
Exchange Fund	Section 2.06
Exchange Ratio	Section 2.03(a)(ii)
FCPA	Section 3.23(a)
Financing	Section 4.09
Governmental Grant	Section 3.14(m)
Infiniti	Preamble
Infiniti Merger	Recitals

Term	Section
Infiniti Merger Sub	Recitals
Interim 104H Tax Ruling	Section 2.10(d)
Interim Option Tax Ruling	Section 2.10(e)
internal controls	Section 3.07(f)
Israeli Employees	Section 3.16(j)
Israeli Offering	Section 7.09(a)
Israeli Offering Exemption	Section 7.09(a)
Israeli Options Exemption	Section 7.09(b)
Israeli Securities Exemption	Section 7.09(b)
Joint Proxy Statement/Prospectus	Section 5.03
Loan Documents	Section 5.06
Merger	Recitals
Merger Certificate	Section 2.02
Merger Consideration	Section 2.03(a)(ii)
Merger Notice	Section 2.02
Merger Proposals	Section 7.03(a)
Merger Sub	Preamble
Multiemployer Plan	Section 3.16(c)
Option Tax Ruling	Section 2.10(e)
Outside Date	Section 9.01(c)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	Section 4.05(a)
Parent Specified Representations	Section 8.03(a)(ii)
Payee	Section 2.10(a)
Payor	Section 2.10(a)
Pre-Closing Period	Section 5.01
Public Official	Section 3.23(a)
Registered Intellectual Property Rights	Section 3.14(a)
Registration Statement	Section 5.03
Required Payments	Section 4.09
Section 14 Arrangement	Section 3.16(j)
Solvent	Section 4.10
Stock Consideration	Section 2.03(a)(ii)
Subject Company Customers, Suppliers and Dealers	Section 3.22
Substituted Option	Section 2.08(a)
Substituted RSU	Section 2.08(c)
Surviving Company	Section 2.02
Tax Incentive Program	Section 3.15(a)(xxx)
Transactions	Recitals
VAT	Section 3.15(a)(xxv)
Vested Company Option	Section 2.08(b)
Vested Company RSU	Section 2.08(d)
Voting Agreement	Recitals
Withholding Drop Date	Section 2.10(b)
Withholding Tax Ruling	Section 2.10(c)

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(a) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes, Exhibits and Schedules are to Articles, Sections, Annexes, Exhibits and Schedules of this Agreement unless otherwise specified.

(b) All Annexes, Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(c) Any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of the Company that are contained in this Agreement (except for those contained in Section 3.01 and Section 3.05(a)) if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties. The listing of any matter on the Company Disclosure Schedule shall not be deemed to constitute an admission by the Company, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Company Disclosure Schedule relating to any possible breach or violation by the Company of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication to any Third Party with respect to any of the foregoing. Any disclosure in any Section of the Company Disclosure Schedule of information that is also filed with or disclosed in any Company SEC Document shall not be deemed a representation that there is no other information filed with or disclosed in any Company SEC Document that would qualify the corresponding representation. All disclosures in the Company Disclosure Schedule are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissions against interests, be admissible against any Party by any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties), or give rise to any claim or benefit to any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties).

(d) Any reference in a particular Section of the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of Parent, Infiniti, Holdco and Merger Sub that are contained in the corresponding Section of this Agreement and (ii) all other representations and warranties of Parent, Infiniti, Holdco and Merger Sub that are contained in this Agreement (except for those contained in Section 4.01 and Section 4.05(a)) if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to an individual who has read that reference and such representations and warranties. The listing of any matter on the Parent Disclosure Schedule shall not be deemed to constitute an admission by the Parent, Infiniti, Holdco or Merger Sub, or to otherwise imply, that any such matter is material, is required to be disclosed by Parent, Infiniti, Holdco or Merger Sub under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Parent Disclosure Schedule relating to any possible breach or violation by Parent, Infiniti, Holdco or Merger Sub of any Contract or applicable Law, the enforceability of any Contract, the existence or non-existence of third-party rights or similar matters or statements shall be construed as an admission or indication to any Third Party with respect to any of the foregoing. All disclosures in the Parent Disclosure Schedule are intended only to allocate rights and risks between the parties to the Agreement and are not intended to be admissions against interests, be admissible against any Party by any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties), or give rise to any claim or benefit to any Person who is not a Party (other than Affiliates, beneficiaries, or successors or assigns of any of the Parties).

(e) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(f) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(g) The use of the word “or” shall not be exclusive unless expressly indicated otherwise.

(h) Any reference to a Party or a party to any other agreement or document contemplated hereby shall include such Person’s successors and permitted assigns.

(i) Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(j) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation; provided, that with respect to any representation or warranty contained in this Agreement, such reference shall mean the legislation or provision as exists as of the date that such representation or warranty is made.

(k) A reference to any Contract (including this Agreement) is to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms thereof, except that with respect to any Contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed on such schedule in order to be included in such reference.

(l) The word “will” shall be construed to have the same meaning and effect as the word “shall”.

(m) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(n) References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively.

(o) References to any period of days will be deemed to be to the relevant number of calendar days unless otherwise specified.

(p) If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

(q) Whenever the phrase “ordinary course of business” is used in this Agreement, it shall be deemed to be followed by the words “consistent with past practice”, whether or not it is in fact followed by those words or words of like import.

Article 2.
THE MERGER

Section 2.01 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place by the electronic exchange of documents as soon as practicable, but in any event within four (4) Business Days, following the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 8 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions); provided, however, the Closing may occur on such other date or at such other time and place as agreed to in writing by Parent and the Company.

Section 2.02 The Merger. As soon as practicable following, but in any event within one (1) Business Day following, the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Article 8 (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions), Merger Sub and the Company shall each, substantially simultaneously and in coordination with each other, deliver to the Companies Registrar a notice (each, a “Merger Notice”) informing the Companies Registrar that all such conditions to the Merger have been met (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the Party entitled to waive such conditions) and requesting that the Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with section 323(5) of the ICL (the “Merger Certificate”) on the Closing Date; provided, however, such delivery of Merger Notices to the Companies Registrar may occur on such other date as agreed in writing by Parent and the Company. The Merger shall become effective, and the Closing shall occur, upon the issuance by the Companies Registrar of the Merger Certificate in accordance with section 323(5) of the ICL (the time at which the Merger becomes effective is herein referred to as the “Effective Time”). As a result of the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue its existence as a direct wholly-owned subsidiary of Holdco under the Law of the State of Israel. The Company, in its capacity as the company surviving the Merger, is sometimes referred to in this Agreement as the “Surviving Company”.

(a) The Merger shall have the effects set forth in this Agreement, the Merger Certificate and the applicable provisions of the ICL.

(b) At the Effective Time, the articles of association of Merger Sub attached hereto as Exhibit C as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Company, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company, until amended thereafter in accordance with the ICL and such articles of association.

(c) At the Effective Time, the directors of Merger Sub set forth on Schedule 2.02(c) shall be the directors of the Surviving Company, each to hold office in accordance with the articles of association of the Surviving Company, and the officers of Merger Sub set forth on Schedule 2.02(c) shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(d) The parties shall take all actions necessary so that immediately after the Effective Time, (i) the Persons set forth on Schedule 2.02(d) shall be the directors of Parent and (ii) the Persons set forth on Schedule 2.02(d) shall be the officers of Parent, in each case, to hold office in accordance with the Certificate of Incorporation and the Bylaws of Parent from the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(e) No later than thirty days after the date hereof, Porsche Holdco shall timely file an election on Internal Revenue Service Form 8832 to be classified as a disregarded entity for U.S. income tax purposes, effective as of its date of formation.

Section 2.03 Effect of the Merger on Share Capital of the Company and Merger Sub.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Infiniti, Holdco, Merger Sub, the Company or their respective shareholders or stockholders, as applicable:

(i) all Company Ordinary Shares that are owned, directly or indirectly, by (A) Infiniti, Parent or any of its Subsidiaries (including Holdco and Merger Sub) or (B) the Company (including Company Ordinary Shares held as treasury stock or otherwise and Company Ordinary Shares held of record by Nexus Telecommunication System Ltd. or Nexus Telocation Systems Ltd.) or any of its wholly-owned Subsidiaries, in each case immediately prior to the Effective Time, shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor;

(ii) each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.03(a)(i)) shall be converted into the right to receive, subject to the other provisions of this Article 2 (A) 1.272 (the “Exchange Ratio”) fully paid and non-assessable shares of Parent Common Stock (the “Stock Consideration”), and (B) $8.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”);

(iii) each holder of a Company Ordinary Share converted into the right to receive the Merger Consideration pursuant to Section 2.03(a)(ii) that is (A) represented by a certificate (a “Certificate”) or (B) held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (x) the amount of Merger Consideration due to such holder pursuant to this Section 2.03 and (y) the right to receive any other amounts, dividends and distributions as expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 2.06; and

(iv) each ordinary share, par value NIS 0.01 of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically and without further action be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value NIS 0.01 per share, of the Surviving Company, which ordinary share shall constitute the only outstanding share capital of the Surviving Company and shall be beneficially owned by Holdco;

(b) Except as set forth in this Article 2, any and all options, warrants or other contingent rights to acquire any securities of the Company as of the Effective Time will be cancelled or terminated in connection with the Merger without payment of any consideration therefor.

Section 2.04 Certain Adjustments. Without limiting the provisions of this Agreement, if, from the date hereof until the Effective Time, the outstanding shares of Parent Common Stock or Company Ordinary Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, or similar transaction, the Merger Consideration and any items on which the calculation of the Merger Consideration depends, as the case may be, shall be correspondingly adjusted as appropriate to provide the holders of Company Ordinary Shares (including the holders of Company Options and Company RSUs) the same economic effect as contemplated by this Agreement prior to such event.

Section 2.05 Fractional Shares. Any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Merger shall be rounded up or down to the nearest whole share of Parent Common Stock.

Section 2.06 Exchange of Company Ordinary Shares. Parent shall enter into a customary exchange agreement, with a nationally recognized financial institution or trust company designated by Parent and reasonably approved by the Company (the “Exchange Agent”). At or immediately following the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of Company Ordinary Shares, for exchange in accordance with this Article 2 through the Exchange Agent, subject to Section 2.06(a)(ii), an aggregate number of duly authorized, validly issued and fully paid and non-assessable and registered shares of Parent Common Stock to be issued in uncertificated or book-entry form comprising the number of shares of Parent Common Stock required to be issued pursuant to Section 2.03(a)(ii)(A). In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, cash sufficient to pay the aggregate Cash Consideration and any dividends or other distributions, if any, to which the holders of Company Ordinary Shares may be entitled pursuant to Section 2.06(b) (such Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments in connection with the aggregate Merger Consideration contemplated by Section 2.03 (including as a result of any losses resulting from the investments contemplated in Section 2.06(g)), Parent shall promptly deposit, or cause to be deposited, additional funds or Parent Common Stock, as applicable, with the Exchange Agent in an amount that is equal to the deficiency. The Exchange Agent shall deliver the aggregate Merger Consideration to be issued pursuant to Section 2.03 out of the Exchange Fund. Except as provided in Section 2.06(a)(i), the Exchange Fund shall not be used for any other purpose. No interest will be paid or will accrue on any cash payable pursuant to Section 2.03(a)(ii)(B), Section 2.06(b) or Section 2.08.

(a) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth Business Day following the Effective Time, to each holder of record of a Certificate whose Company Ordinary Shares were converted into the Merger Consideration pursuant to Section 2.03 (other than Company 102 Shares), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form and be reasonably acceptable to the Company), (ii) a declaration in which the beneficial owner of Company Ordinary Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.06 and Section 2.10), the Code, or any applicable provision of any Law, and (iii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with a letter of transmittal and the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to as promptly as practicable, (A) in the case of the Stock Consideration, credit in the stock ledger and other appropriate books and records of Parent the number of shares of Parent Common Stock into which the shares of Company Ordinary Shares represented by such Certificate have been converted pursuant to this Agreement, and (B) in the case of the Cash Consideration, pay, by delivery of a check or by wire transfer of immediately available funds, the amount, in United States dollars, of the aggregate Cash Consideration that such holder has the right to receive pursuant to this Agreement, together with any dividends or other distributions payable pursuant to Section 2.06(b)(i), and the Certificate so surrendered shall forthwith be cancelled; provided, that any number of shares of Parent Common Stock so paid and delivered as part of such Merger Consideration shall be in book-entry form. In the event of a transfer of ownership of a Company Ordinary Share that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the applicable form of Merger Consideration that such holder is entitled to receive pursuant to this Article 2, but shall be required to deliver an “agent’s message” (which shall be in customary form and be reasonably acceptable to the Company) regarding the book-entry transfer of such Book-Entry Shares (or such other evidence, if any, of such transfer as the Exchange Agent may reasonably request) and a declaration in which the beneficial owner of Company Ordinary Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.06 and Section 2.10), the Code, or any applicable provision of any Law. Upon proper delivery of an “agent’s message” and the declaration for Tax withholding purposes and/or a Valid Tax Certificate, duly completed and validly executed in accordance with the instructions thereto, each holder of record of one (1) or more Book-Entry Shares whose Company Ordinary Shares were converted into the Merger Consideration pursuant to Section 2.03 shall be entitled to receive, and Parent shall cause the Exchange Agent to as promptly as practicable after the Effective Time, (A) in the case of the Stock Consideration, credit in the stock ledger and other appropriate books and records of Parent the number of shares of Parent Common Stock into which such Book-Entry Shares have been converted pursuant to this Agreement, and (B) in the case of the Cash Consideration, pay and deliver a check in the amount of the aggregate Cash Consideration that such holder has the right to receive pursuant to this Agreement, together with any dividends or other distributions payable pursuant to Section 2.06(b)(ii), and the Book-Entry Shares of such holder shall forthwith be cancelled; provided, that any number of shares of Parent Common Stock so paid and delivered as part of such Merger Consideration shall be in book-entry form.

(iii) Company Transfer Books. At the Effective Time: (A) all holders of Certificates and all holders of Book Entry Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company and (B) the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Ordinary Shares shall be made on such share transfer books after the Effective Time other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.

(iv) Company 102 Shares and Company Ordinary Shares subject to the 104H Tax Ruling. Notwithstanding anything in this Agreement to the contrary, (A) any Merger Consideration (and any dividends or other distributions payable pursuant to Section 2.06(b)(i)) payable in respect of Company 102 Shares shall be transferred by the Exchange Agent on the Closing Date to the 102 Trustee for the benefit of the beneficial owners thereof and shall be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, and (B) any Merger Consideration (and any dividends or other distributions payable pursuant to Section 2.06(b)(i)) payable in respect of Company Ordinary Shares subject to the 104H Tax Ruling shall be transferred by the Exchange Agent on the Closing Date to a trustee appointed and approved under the 104H Tax Ruling, to the extent required by the 104H Tax Ruling for the benefit of the beneficial owners thereof, and shall be held and released (or otherwise treated) by said trustee to the beneficial holders of such Company Ordinary Shares in accordance with the requirements of the 104H Tax Ruling.

(b) Distributions with Respect to Un-exchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Ordinary Shares, until the surrender of such Certificate in accordance with this Article 2. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive the Merger Consideration payable in respect of the Company Ordinary Shares represented by such Certificates in accordance with this Article 2. Subject to applicable Law, following surrender of any such Certificate, subject to Section 2.06(a)(i) there shall be paid to the holder of the Parent Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.06(a)(i), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.06(a)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.06(a)(i), payable with respect to such Parent Common Stock.

(ii) Book-Entry Shares. Subject to applicable Law and this Section 2.06(b)(ii), there shall be paid to the holder of the Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Article 2, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.06(a)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.06(a)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.06(a)(ii), payable with respect to such Parent Common Stock.

(c) The Merger Consideration issued and paid in accordance with the terms of this Article 2 upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Ordinary Shares (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.06(b)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of Company Ordinary Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing Company Ordinary Shares are presented to the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article 2.

(d) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Ordinary Shares for six (6) months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any former holder of Company Ordinary Shares who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Company for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.06(b).

(e) None of Parent, Infiniti, Holdco, Merger Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any Person in respect of any Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Ordinary Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(f) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit and indemnification, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 2.06(b) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article 2.

(g) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Ordinary Shares pursuant to Section 2.03. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to or at the direction of Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Ordinary Shares; provided, however, any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Ordinary Shares pursuant to this Article 2.

Section 2.07 Further Assurances. If, at any time after the Effective Time, the Surviving Company shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

Section 2.08 Company Share-Based Plans.

(a) Subject to Section 2.08(f) below, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each award of options to purchase Company Ordinary Shares (a “Company Option”) that is outstanding but unvested immediately prior to the Effective Time shall be cancelled and substituted with option(s) to purchase shares of Parent Common Stock to be granted under the Infiniti 2018 Plan (each, a “Substituted Option”), (i) representing the right to purchase that number of shares of Parent Common Stock equal to the product of (A) the number of Company Ordinary Shares underlying such Company Option immediately prior to the Effective Time multiplied by (B) the sum of (1) the Exchange Ratio and (2) the quotient (rounded to four decimal places) obtained by dividing the Cash Consideration by the Infiniti Closing Price (such sum, the “Equity Award Exchange Ratio”), with any fractional shares rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) with a per-share exercise price of such Substituted Option equal to the quotient obtained by dividing (A) the exercise price per Company Ordinary Share subject to such Company Option immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio (rounded up to the nearest whole cent). Each Substituted Option shall have the same material terms and conditions applicable to the corresponding Company Option immediately prior to the Effective Time, including all time-based vesting conditions and expiration date (but subject to any conflicting provisions in the Infiniti 2018 Plan). To the extent applicable to each grantee, the number of shares of Parent Common Stock underlying any such Substituted Option, the exercise price, and the other terms and conditions of any such Substituted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and/or under Section 102(b)(2) and Section 102(b)(3) of the Ordinance.

(b) Notwithstanding anything in Section 2.08(a) to the contrary, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Option that is outstanding and vested in accordance with its terms immediately prior to the Effective Time (each, a “Vested Company Option”) shall be cancelled in exchange for the right to receive the product of (x) the excess, if any, of (I) the Merger Consideration (allocated between the Cash Consideration and the Stock Consideration in the same proportion as in Section 2.03(a)(ii)), over (II) the exercise price per Company Ordinary Share subject to such Vested Company Option multiplied by (y) the total number of Company Ordinary Shares underlying such Vested Company Option (the “Closing Option Consideration”). The Closing Option Consideration payable for Vested Company Options which also qualify as Company 102 Awards shall be treated as Company 102 Shares, and as such shall be transferred by the Exchange Agent immediately following the Effective Time to the 102 Trustee for the benefit of the beneficial owners thereof and shall be released by the 102 Trustee to the beneficial holder of such Vested Company Option, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, and subject to the execution by such holder of a waiver and acknowledgement letter in a customary form acceptable to Parent and the Company. Notwithstanding the foregoing, if the exercise price of the applicable Company Option is equal to or greater than the Closing Option Consideration, such Company Option shall be cancelled without any payment being made in respect thereof.

(c) Subject to Section 2.08(f) below, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU award that is outstanding but unvested as of immediately prior to the Effective Time shall be cancelled and substituted with restricted share units to be granted under the Infiniti 2018 Plan (each, a “Substituted RSU”) representing the right to receive that number of shares of Parent Common Stock equal to the product of (i) the number of Company Ordinary Shares underlying such Company RSU award immediately prior to the Effective Time multiplied by (ii) the Equity Award Exchange Ratio, with any fractional shares rounded down to the nearest lower whole number of shares of Parent Common Stock. Each Substituted RSU shall have the same material terms and conditions applicable to the corresponding Company RSU immediately prior to the Effective Time, including all vesting conditions (but subject to any conflicting provisions in the Infiniti 2018 Plan) and/or the requirements of Section 409A of the Code and/or Section 102(b)(2) and Section 102(b)(3) of the Ordinance.

(d) Notwithstanding anything in Section 2.08(c) to the contrary, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU that is vested in accordance with its terms immediately prior to the Effective Time (each, a “Vested Company RSU”) shall be cancelled in exchange for the right to receive the Merger Consideration. The Merger Consideration payable for Vested Company RSUs which also qualify as Company 102 Awards shall be treated as Company 102 Shares, and as such be transferred by the Exchange Agent immediately following the Effective Time to the 102 Trustee for the benefit of the beneficial owners thereof and shall be released by the 102 Trustee to the beneficial holders of such Vested Company RSU, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, and subject to the execution by such holder of a waiver and acknowledgement letter in a customary form acceptable to Parent and the Company.

(e) Following the Effective Time, no holder of a Company Option or Company RSU or any participant in a Company Plan or other employee benefit arrangement of the Company or any of its Subsidiaries or under any employment agreement, shall have any right hereunder to acquire any share capital or other equity interests (including any “phantom” stock or stock appreciation rights) in the Surviving Company or its Subsidiaries.

(f) Prior to the Effective Time, the Company shall take all necessary or appropriate action (including obtaining any required consents) to effectuate the substitution of the Company Options and Company RSU awards by Parent in accordance with the terms of this Section 2.08 and the assignment to Parent of the authorities and responsibilities of the Company Board or any committee thereof under the applicable Company Plans that govern such Company Options and Company RSU awards. The substitution of the unvested Company 102 Awards shall be effectuated in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained. The substitution of the Company Awards subject to Section 3(i) of the Ordinance shall be effectuated in accordance with the requirements of the Ordinance and the Option Tax Ruling, if obtained.

Section 2.09 Appraisal Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

Section 2.10 Withholding Tax.

(a) Notwithstanding anything to the contrary in this Agreement, Parent, the Surviving Company, any of its Subsidiaries, the 102 Trustee or the Exchange Agent (each, a “Payor”) shall be entitled to deduct and withhold from any amounts payable under, or in connection with, this Agreement to any former holder of Company Ordinary Shares or Company Awards (for the avoidance of doubt, including Vested Company Options and Vested Company RSUs) (each, a “Payee”) pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any Payee provides a Payor with a Valid Tax Certificate issued by the ITA regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Section 2.10, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement shall be made only in accordance with the provisions of such Valid Tax Certificate. Any amount deducted or withheld pursuant to this Section 2.10 and paid over to the relevant taxing authority shall be treated as having been paid to the Payee in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law. For the avoidance of doubt, the Exchange Agent will be authorized to sell on the open market any amount of shares of Parent Common Stock required to cover any amount required to be deducted or withheld under this Section 2.10.

(b) Notwithstanding the provisions of Section 2.10(a) above, with respect to Taxes required to be withheld under Israeli Law, the consideration payable to each Payee shall be retained by the Exchange Agent for the benefit of each such Payee for a period of up to 180 days following the Closing (the “Withholding Drop Date”), during which time no Payor shall make any payments to such Payee or withhold any amounts for Taxes due under Israeli Law from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Payee may obtain a Valid Tax Certificate. If a Payee delivers, no later than five (5) Business Days prior to the Withholding Drop Date, a Valid Tax Certificate to Payor, then the deduction and withholding of any Taxes due under Israeli Law shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Payee subject to any non-Israeli withholding which is applicable to the payment (if any). If any Payee (i) does not provide Payor with a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Payee’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law (increased by interest plus linkage differences, as defined in Section 159A of the Ordinance, for the period between the fifteenth (15th) day of the calendar month following the month during which the Closing occurs and the time the relevant payment is made, and calculated in NIS based on a USD-NIS exchange rate not lower than the effective exchange rate at the Closing Date).

(c) As soon as practicable following the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling, in a form provided to Parent prior to the date hereof and acceptable to Parent, (i) with respect to holders of Company Ordinary Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting the applicable Payor from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) instructing such Payor how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to holders of Company Ordinary Shares (other than Company 102 Shares or Company Ordinary Shares subject to the 104H Tax Ruling) that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (x) exempting the applicable Payor from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) instructing such Payor how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) with respect to non-Israeli resident holders of Company Awards or Company Ordinary Shares who were granted such securities as awards in consideration for work or services, (x) exempting the applicable Payor from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) instructing such Payor how such withholding is to be executed (the “Withholding Tax Ruling”).

(d) As soon as reasonably practicable, but in no event more than five (5) Business Days after the date hereof, the Company will cause its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling, in a form provided to Parent prior to the date hereof and acceptable to Parent, permitting any holders of the Company Ordinary Shares that are not otherwise exempt from Israeli tax with respect to the Merger Consideration to defer any applicable Israeli Tax with respect to the Stock Consideration that such Payee will receive pursuant to this Agreement until the sale, transfer or other conveyance for cash of such Stock Consideration by such Payee or such other date set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). If the 104H Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall take all necessary action to obtain an interim tax ruling prior to the Closing, confirming, among other things, that Payor shall be exempt from Israeli withholding tax in relation to any payments made with respect to Company Ordinary Shares listed in such interim tax ruling to the Exchange Agent or the trustee designated in such interim tax ruling in connection with the Merger (the “Interim 104H Tax Ruling”). If prior to the Closing an Interim 104H Tax Ruling shall have been obtained, then all references herein to the 104H Tax Ruling shall be deemed to refer to such Interim 104H Tax Ruling, until such time that a final definitive 104H Tax Ruling is obtained.

(e) As soon as reasonably practicable, but in no event more than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling, in a form provided to Parent prior to the date hereof and acceptable to Parent, confirming that the treatment of the Company 102 Awards in accordance with Section 2.08 and exchange of the Company 102 Shares in accordance with Section 2.06 shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the consideration for such securities is deposited with the 102 Trustee until the end of the respective holding period (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Option Tax Ruling”). The Company shall include in any request for the Option Tax Ruling a request to exempt any Payor and its respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Awards or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall take all necessary action to obtain prior to the Closing an interim tax ruling confirming, among other things, that Payor shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company 102 Awards or Company 102 Shares to the Exchange Agent or the 102 Trustee in connection with the Merger (the “Interim Option Tax Ruling”). If prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(f) Without limiting the generality of this Section 2.10, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities and to cooperate with each other with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) the Withholding Tax Ruling and the 104H Tax Ruling (including any interim ruling or approvals related thereto). In any event, the final text of the Option Tax Ruling, the Withholding Tax Ruling and the 104H Tax Ruling (and any other interim rulings or approvals related thereto) shall be subject to the prior written confirmation of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall keep Parent reasonably informed, on a reasonably prompt basis (and, in any event, within 24 hours) of its receipt of any notice or information in connection with any of the above rulings or approvals.

(g) Subject to Section 7.13, each party hereto is relying solely on the advice of his, her or its own Tax advisors with respect to the Tax consequences of the Merger.

Article 3.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Disclosure Schedule (subject to the first sentence of Section 1.02(c)) or (b) as disclosed in the Company SEC Documents filed or furnished with the SEC at least one (1) Business Day prior to the date hereof (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC after one (1) Business Day prior to the date hereof; (ii) excluding any disclosures contained under the heading “Risk Factors” that are not historical facts and any disclosure of risks included in any general “forward-looking statements” disclaimer or other statements that are not historical facts to the extent that they are general, cautionary, predictive or forward-looking in nature; and (iii) not in respect of Section 3.01 or Section 3.05(a), which matters shall only be qualified by specific disclosure in the corresponding section of the Company Disclosure Schedule, or Section 3.09(b)), but only to the extent (A) such Company SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) and (B) the relevance of the applicable disclosure as an exception to the applicable representations and warranties would be reasonably apparent on its face, the Company represents and warrants to Parent, Infiniti, Holdco and Merger Sub that:

Section 3.01 Corporate Existence and Power. The Company is a company limited by shares, duly formed and validly existing under the Law of the State of Israel and is not a “breaching company” within the meaning of Section 362.A of the ICL. The Company has all corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) where such qualification is necessary, except where any failure to have such power or authority or to be so qualified would not reasonably be expected, individually or in the aggregate, (i) to have a Company Material Adverse Effect or (ii) to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Transactions. Prior to the date hereof, the Company has made available to Parent true and complete copies of the articles of association of the Company as in effect on the date hereof. The Company is not in violation of, in conflict with, or in default under, its articles of association.

Section 3.02 Corporate Authorization.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate power and authority and, except (if required by applicable Law) for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative approval of this Agreement and the Transactions by the holders of a majority of the outstanding Company Ordinary Shares (the “Company Shareholder Approval”) is the only vote of the holders of any of the Company’s share capital necessary in connection with the consummation of the Transactions. This Agreement, assuming due authorization, execution and delivery by Parent, Infiniti, Holdco and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or any other similar Law affecting creditors’ rights generally or by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Limitations”).

(b) At a meeting duly called and held, the Company Board has, by the unanimous vote of all directors of the Company, (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and the Company’s shareholders; (ii) approved and adopted this Agreement and approved the Transactions in accordance with the requirements of the ICL and any other applicable Law; (iii) declared the advisability of this Agreement; (iv) resolved to recommend that the shareholders of the Company approve this Agreement (the unanimous recommendation of the Company Board that the shareholders of the Company approve this Agreement being referred to as the “Company Board Recommendation”); and (v) directed that this Agreement be submitted to the Company’s shareholders for adoption at a duly held meeting of such shareholders for such purpose. As of the date hereof, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

Section 3.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Merger Certificate, (b) compliance with any applicable requirements of the Securities Act, the Exchange Act, the Israeli Securities Law, the ICL and any other applicable securities Law, (c) compliance with any applicable requirements of the TASE and Nasdaq, (d) making the IA Notification and providing the IA Undertaking to the IA and (e) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Company Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 3.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions by the Company do not and will not, assuming the authorizations, consents and approvals referred to in Section 3.03 (the “Company Required Consents”) are obtained, (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of the Company, (b) contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (c) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b), (c) and (d), which have not had, and would not reasonably be expected to have, individually or in the aggregate, (x) a Company Material Adverse Effect or (y) an effect that would prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

Section 3.05 Capitalization.

(a) The authorized share capital of the Company consists of 16,000,000 ordinary shares, par value NIS3.00 per share (the “Company Ordinary Shares”). As of the close of business on March 12, 2019, there were (i) 8,156,553 shares of Company Ordinary Shares issued and outstanding; (iii) 288,500 options to purchase Company Ordinary Shares issued and outstanding, each of which is or will be exercisable for one (1) Company Ordinary Share; (iv) 209,250 restricted stock units (“Company RSUs”) issued and outstanding, each of which is payable upon vesting as one (1) Company Ordinary Share. The Company does not have outstanding any warrants, bonds, debentures, notes or other obligations that give the holders thereof the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter. Except as set forth in the foregoing clauses (i) through (iv), as of the date hereof, there are no issued, reserved for issuance or outstanding (A) shares of share capital or other voting securities of or other ownership interests in the Company, (B) securities of the Company convertible into or exchangeable for share capital or other voting securities of or other ownership interests in the Company, (C) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, deliver or sell, any share capital, voting securities or securities convertible into or exchangeable for share capital or other voting securities of or other ownership interests in the Company, including, without limitation, pursuant to any earn-out or similar provision, or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other voting securities of or other ownership interests in the Company.

(b) Section 3.05(b)(1) of the Company Disclosure Schedule sets forth, as of the date hereof, the holder of each outstanding Company Option, the grant date of such Company Option, the number of Company Ordinary Shares subject to such Company Option, the per-share exercise price of such Company Option, the expiration date of such Company Option, the vesting conditions applicable to such Company Option (including the vesting schedule and any provisions for accelerated vesting applicable to such Company Option), whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) or Section 102 of the Ordinance and the applicable sub-section of Section 102, and for Company Options subject to Section 102(b)(2) of the Ordinance, the date of deposit of such Company Option with the 102 Trustee. Section 3.05(b)(2) of the Company Disclosure Schedule sets forth, as of the date hereof, the holder of each outstanding Company RSU award, the grant date of such Company RSU award, the number of Company Ordinary Shares subject to such Company RSU award, the vesting conditions applicable to such Company RSU award (including the vesting schedule and any provisions for accelerated vesting applicable to such Company RSU award), whether each such Company RSU was granted and is subject to Tax pursuant to Section 102 of the Ordinance and the applicable sub-section of Section 102, and for Company RSUs subject to Section 102(b)(2) of the Ordinance, the date of deposit of such Company RSU with the 102 Trustee. The Company has not taken any action to accelerate the vesting of any Company Option or Company RSU in connection with the Transactions or otherwise.

(c) All outstanding share capital of the Company has been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

(d) There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company, and neither the Company nor any of its Subsidiaries maintains an employee stock purchase plan. Neither the Company nor any of its Subsidiaries is a party to any voting trust, proxy, voting agreement or other similar agreement with respect to the voting of any securities of the Company. All outstanding share capital of the Company’s Subsidiaries has been duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights. No Subsidiary of the Company owns any share capital of the Company or any securities of the Company.

Section 3.06 Subsidiaries.

(a) Each Subsidiary of the Company is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable or recognized) in good standing under the Law of its jurisdiction of incorporation or organization, except where the failure to be in good standing can be corrected without the payment of a material sum and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each Subsidiary of the Company has all corporate, limited liability company or comparable powers and all Governmental Authorizations required to carry on its business as now conducted, except for those powers or Governmental Authorizations the absence of which has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole. Each such Subsidiary is duly qualified to do business and is in good standing (to the extent the concept of good standing or its equivalent is applicable under the Laws of such jurisdiction) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) All of the outstanding capital stock or other voting securities of or other ownership interests in each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests), in each case other than Permitted Liens. Section 3.06(b) of the Company Disclosure Schedule contains a complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company. Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, each Subsidiary of the Company is directly or indirectly wholly-owned by the Company. Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, there are no issued, reserved for issuance or outstanding (x) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, (y) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock or other voting securities of or other ownership interests in or any securities convertible into, or exchangeable for, any shares of capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company, or (z) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued or granted by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of or other ownership interests in any Subsidiary of the Company (the items in clauses (x) through (z), together with the capital stock of, other voting securities of, and any other equity interests in each Subsidiary of the Company being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 3.07 SEC Filings and the Sarbanes-Oxley Act.

(a) The Company has filed with or furnished to the SEC on a timely basis (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished, as the case may be, by the Company since December 31, 2015 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date hereof), each Company SEC Document complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder, as the case may be.

(c) As of its filing date (or, if amended or supplemented, as of the date of the most recent amendment or supplement filed prior to the date hereof), each Company SEC Document filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect.

(d) The Company has heretofore furnished or made available to Parent complete and correct copies of all comment letters from the SEC since December 31, 2015 through the date hereof with respect to any of the Company SEC Documents, together with all written responses of the Company thereto, to the extent that such comment letters and written responses are not publicly available on EDGAR. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the SEC’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure of such information in the Company’s periodic and current reports required under the Exchange Act. The management of the Company has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017, and such assessment concluded that as of such date such controls were effective at the reasonable assurance level.

(f) The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s consolidated financial reporting and the preparation of Company consolidated financial statements for external purposes in accordance with GAAP and applicable Law. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Since December 31, 2015, neither the Company nor its auditors has identified any significant deficiencies or material weaknesses in the Company’s internal controls and, as of the date hereof, to the Knowledge of the Company, nothing has come to the attention of the Company that has caused the Company to believe that there are any material weaknesses or significant deficiencies in such internal controls. To the Knowledge of the Company, since December 31, 2015, no complaints from any source regarding accounting, internal controls or auditing matters have been received by the Company, which, if the allegations underlying such complaints were true, would be reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, and the Company has not received any complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law.

(g) Neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company in violation of Section 402 of the Sarbanes-Oxley Act.

(h) The Company is in compliance, and has complied since December 31, 2015, in each case in all material respects, with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq and TASE.

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, Nasdaq or the TASE, and the statements contained in any such certifications are complete and correct in all material respects.

(j) Since the Company Balance Sheet Date, except as set forth in Section 3.07(j) of the Company Disclosure Schedule, there has been no transaction or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date hereof, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 7.B. ("Related party transactions") of Form 20-F under the Exchange Act that has not been disclosed in the Company SEC Documents publicly filed or furnished with the SEC following the Company Balance Sheet Date.

(k) The Company is, and will continue to be until the Closing, a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act.

(l) The Company has filed with the ISA on a timely basis all Company SEC Documents and all other documents required to be so filed by the Company pursuant to applicable Israeli law since December 31, 2015.

Section 3.08 Financial Statements. The audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (including all related notes and schedules thereto) (the “Company Financial Statements”) (a) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited condensed consolidated interim financial statements, as permitted by Form 6-K of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited condensed consolidated interim financial statements), (b) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (c) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 20-F of the Exchange Act).

Section 3.09 Absence of Certain Changes.

(a) Except as set forth in Section 3.09 of the Company Disclosure Schedule, from the Company Balance Sheet Date and through the date hereof, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects (except for actions taken in connection with this Agreement) and (ii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date hereof through the Effective Time without Parent’s consent, would constitute a breach of Section 5.01.

(b) Since the Company Balance Sheet Date, there has not been a Company Material Adverse Effect.

Section 3.10 No Undisclosed Material Liabilities. Except as set forth in Section 3.10 of the Company Disclosure Schedule, there are no liabilities or obligations of the Company or any of its Subsidiaries that would be required by GAAP, as in effect on the date hereof, to be reflected on the consolidated balance sheet of the Company (including the notes thereto), other than:

(a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Company Balance Sheet or in the notes thereto;

(b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date;

(c) liabilities or obligations arising out of, in connection with this Agreement or the Transactions;

(d) liabilities or obligations that have been discharged or paid in full prior to the date hereof; and

(e) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11 Compliance with Law and Court Orders; Governmental Authorization.

(a) Except as set forth in Section 3.11(a) of the Company Disclosure Schedule or as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is and since December 31, 2015 has been in compliance with all applicable Laws and Orders, and to the Knowledge of the Company, is not under investigation by a Governmental Authority with respect to any Law or Order. There is no Order of any Governmental Authority or arbitrator (public or private) outstanding against the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and each of its Subsidiaries has all material Governmental Authorizations necessary for the ownership and operation of its businesses as presently conducted, and each such Governmental Authorization is in full force and effect. Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is and since December 31, 2015, has been in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses and since December 31, 2015, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization and which allegations in such written notice have not been fully resolved to the satisfaction of such Governmental Authority prior to the date hereof.

Section 3.12 Litigation. Except as set forth in Section 3.12 of the Company Disclosure Schedule, there is no material Proceeding or, to the Knowledge of the Company, material investigation, pending against, or, to the Knowledge of the Company, threatened, in writing or otherwise, against the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries (in their capacities as such or related to their activities with the Company or any Subsidiary), and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to form the basis for any Proceedings or investigation, nor is the Company or any of its Subsidiaries subject to any material Order of, settlement agreement or other similar written agreement with any Governmental Authority or arbitrator (public or private) under which the Company or any such Subsidiary has any outstanding legal obligations.

Section 3.13 Properties.

(a) Neither the Company nor any of its Subsidiaries own any real property or is a party to any Contract (including any option agreement) to purchase any interest in real property.

(b) Section 3.13(b) of the Company Disclosure Schedule sets forth as of the date hereof, the address of all Company Leased Real Property over 4,000 square feet, the identity of the lessor, lessee and current occupant (if different from the lessee) of such Company Leased Real Property and a list, as of the date hereof, of all such leases, subleases, licenses and other occupancy agreements related thereto, including all amendments and supplements thereto and guaranties thereof (the “Company Real Property Leases”). The Company has made available to Parent complete, correct and accurate copies of each Company Real Property Lease. Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy any of the Company Leased Real Property over 4,000 square feet or any portion thereof. The Company Leased Real Property constitutes all of the real property used or occupied by the Company and its Subsidiaries in the conduct of their respective businesses.

(c) The Company or one of its Subsidiaries owns good and valid and legally compliant leasehold title (to the extent such concepts are applicable in the jurisdiction(s) governing such leasehold title) to the Company Leased Real Property free and clear of all Liens, except (i) Permitted Liens and (ii) in respects that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 3.14 Intellectual Property.

(a) The Company and its Subsidiaries (i) exclusively own, without Liens or restrictions except for Permitted Liens, all Company Owned Intellectual Property Rights, and (ii) have a valid right and license to use all Company Licensed Intellectual Property Rights that are sufficient for carrying out the business of the Company and its Subsidiaries. To the Knowledge of the Company, all of the Intellectual Property Rights registered, issued or the subject of a pending application with a Governmental Authority (“Registered Intellectual Property Rights”) of the Company and its Subsidiaries are valid and in full force and effect, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, have been duly made. Nothing in this Section 3.14(a) shall be deemed to be a representation or warranty regarding the infringement or misappropriation of the Intellectual Property Rights of any Person, for which the sole representations and warranties are set forth in Section 3.14(b).

(b) As of the date hereof, to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2015, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person except as was not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There is no Proceeding to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Company, investigation, pending against or, to the Knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries (A) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Company Owned Intellectual Property Rights or Company Licensed Intellectual Property Rights, (B) alleging that any Company Intellectual Property Right is invalid or unenforceable, or seeking to oppose or cancel any Company Owned Intellectual Property Right, or (C) alleging that the use of any Company Owned Intellectual Property Rights or that the conduct of the business of the Company or any of its Subsidiaries do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any Person, except for each of (A), (B) and (C) for matters that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c) None of the Company Owned Intellectual Property Rights and, to the Knowledge of the Company, none of the Company Licensed Intellectual Property Rights have been adjudged invalid or unenforceable in whole or part. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property Rights, except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(d) Section 3.14(d) of the Company Disclosure Schedule contains a true and complete list of all United States, international and foreign (i) patents and patent applications (including provisional applications), (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (iii) registered internet domain names, (iv) registered copyrights and applications for copyright registration, and (v) any other Intellectual Property that is, including in each case of (i) through (iv), the subject of an application, certificate, filing, registration or other document issued, filed, or recorded by or with any Governmental Authority or quasi-governmental authority anywhere in the world, including internet domain name registries, which are owned by, registered or filed in the name of, the Company or any of its Subsidiaries, and where applicable the jurisdiction in which each of the foregoing items has been applied for, filed, issued or registered (collectively, the “Company Registered IP”). Section 3.14(d) of the Company Disclosure Schedule sets forth a list of all actions that are required to be taken by the Company or any of its Subsidiaries within one hundred and twenty (120) days of the Closing with respect to any of the Company Registered IP in order to avoid prejudice to, impairment or abandonment of the Company Registered IP.

(e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has (i) granted any third party exclusive rights to or under any Company Intellectual Property Rights, (ii) transferred ownership of any Intellectual Property to any third party, or (iii) permitted the Company’s or any Company Subsidiary’s rights in any Company Owned Intellectual Property Rights to lapse or enter the public domain.

(f) Neither the execution, delivery and performance of this Agreement or any ancillary agreements will (i) constitute a breach of or default under any instrument, license or other Contract pursuant to which the Company or any of its Subsidiaries granted to any third party any rights in any Company Intellectual Property Rights or pursuant to which the Company or any of its Subsidiaries received licenses in any Company Licensed Intellectual Property Rights, (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company Intellectual Property Rights, or (iii) materially impair the right of the Company or any of its Subsidiaries to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any Company Intellectual Property Rights.

(g) Except as set forth in Section 3.14(g) of the Company Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by the Company or any of its Subsidiaries to any third party as a result of the use, license-in, manufacture, sale, offering for sale, copying, distribution, or disposition of any Company Intellectual Property Rights and none shall become payable as a result of the consummation of the transactions set forth herein.

(h) The Company and each of its Subsidiaries has taken all commercially reasonable steps to protect, preserve and maintain the secrecy and confidentiality of all of its confidential information and all confidential information disclosed to it by third parties. All current and former officers, employees, consultants and independent contractors of the Company and any of its Subsidiaries having access to confidential information and/or proprietary information of the Company or any of its Subsidiaries have executed and delivered to the Company or any of its Subsidiaries an agreement regarding the protection of such information. The Company and each of its Subsidiaries has obtained proprietary information and invention disclosure and assignment agreements substantially in the form provided to Parent from all current and former employees and consultants of the Company and each of its Subsidiaries. Notwithstanding the foregoing, the Company and each of its Subsidiaries has secured valid written assignments from all of the Company’s or any of its Subsidiaries’ current and former consultants, independent contractors, founders and employees, who were involved in or who contributed to the creation or development of any Company Intellectual Property Rights, pursuant to which (i) the Company or any of its Subsidiaries has obtained unencumbered, unrestricted and exclusive ownership of all Intellectual Property Rights therein and (ii) the assignee waived all right, title and interest in and to all Intellectual Property Rights therein, including moral rights and the right to receive royalties or other consideration. No current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries has any right, license, claim or interest whatsoever in or with respect to any Company Intellectual Property Rights.

(i) None of the Company, any of its Subsidiaries and any other party acting on behalf of the Company or any of its Subsidiaries has disclosed or delivered to any party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or could reasonably be expected to, result in the disclosure or delivery by the Company, any of its Subsidiaries, or any other party acting on behalf of the Company or any of its Subsidiaries to any party of any Company Source Code. As used in this Section 3.14(i), “Company Source Code” means, with respect to any Company Intellectual Property Rights, collectively, any human readable software source code, or any material portion or aspect of the software source code, or any material proprietary information or algorithm contained in or relating to any software source code.

(j) Section 3.14(j) of the Company Disclosure Schedule lists all Open Source Materials that have been incorporated into, combined with or distributed with any Company products or services. Neither the Company nor any of its Subsidiaries or a third party acting on behalf of the Company or any of its Subsidiaries has distributed or incorporated into, combined with or used with any Company Intellectual Property Rights any Open Source Material that is subject to any agreement or license with terms or conditions that impose any requirement that any software using, linked with, incorporating, distributed with, based on, derived from or accessing, the software (A) be disclosed, made available or distributed in source code or object code form; (B) be licensed for the purpose of making derivative works available and/or redistributable; (C) be licensed under terms that allow or permit any third party to decompile, recompile, update, modify, reverse engineer, reverse assemble or disassemble all or any part of the software or merge the software into any other software; or (D) be redistributable at no charge.

(k) Neither the Company nor any of its Subsidiaries is or has ever been a member or promoter of or a contributor to any industry standards body or any similar organization that could reasonably be expected to require the Company or any of its Subsidiaries to grant or offer to any third party any license or right to any Company Intellectual Property Rights.

(l) Except as was not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable actions to protect the confidentiality, integrity and security of material Company IT Assets in the control of the Company and its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, and (ii) to the Knowledge of the Company, no Person has gained unauthorized access to such material Company IT Assets (or, to the Knowledge of the Company, the information and transactions stored or contained therein or transmitted thereby). To the Knowledge of the Company, the Company IT Assets and Company Owned Intellectual Property Rights do not contain any virus, software routine or hardware component designed to permit unauthorized access or to disable or otherwise harm any computer, systems or software, or any software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than an authorized licensee or owner of the software, other than documented security features.

(m) Other than as set forth in Section 3.14(m) of the Company Disclosure Schedule, no government funding or other incentives, facilities or resources of a university, college, other educational institution or research center, or funding from third parties (a “Governmental Grant”) was used in or received for the development of the Company's products, services or any Company Owned Intellectual Property Rights or, to the Knowledge of the Company, Company Licensed Intellectual Property Rights and neither the Company nor any of its Subsidiaries has requested to receive any such funding or incentives. No current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Company Owned Intellectual Property Rights has performed services for the government, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries. No Governmental Authority has any rights in any Company Intellectual Property Rights. Section 3.14(m) of the Company Disclosure Schedule describes in detail all Governmental Grants used in the development of Company Owned Intellectual Property Rights, all agreements in respect of said Governmental Grants and a list of all Company Owned Intellectual Property Rights that was developed using any Governmental Grants. The Company’s products (either marketed and/or under development) are not subject to any obligations or restrictions arising in connection with Government Grants and the Company’s products (either marketed and/or under development) do not incorporate any Company Owned Intellectual Property Rights that are arising from or consist of Intellectual Property Rights that were developed using any Governmental Grants. The Company and its Subsidiaries are in full compliance with all applicable laws, rule, guidelines, undertakings and agreements related to the Governmental Grants and no circumstances have occurred that will result in the cancellation of and/or an obligation by the Company, its Subsidiaries or Parent or its Subsidiaries to return any Governmental Grant.

(n) Except as set forth in Section 3.14(n) of the Company Disclosure Schedule, the Company and its Subsidiaries have a privacy policy (the “Company Privacy Policy”) regarding the collection and use of Company Personal Data, a true, correct and complete copy of which has been made available to Parent prior to the date hereof. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries is in material compliance with all applicable Laws (and such party’s respective contractual commitments) regarding the collection, use, retention, transfer and protection of Company Personal Data and with the Company Privacy Policy, including database registration requirements. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries take commercially reasonable actions (including implementing and monitoring compliance with measures with respect to technical and physical security) intended to protect Company Personal Data maintained by the Company or any of its Subsidiaries against loss and against unauthorized access, use, modification, disclosure or other misuse. To the Company’s Knowledge, no Person has gained unauthorized access to or made any unauthorized use of any such Company Personal Data maintained by the Company or any of its Subsidiaries, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The execution, delivery and performance of this Agreement and all related documents and the consummation of the Transactions do not materially violate the Company Privacy Policy. Upon Closing, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and/or its applicable Subsidiaries will continue to have the right to use Company Personal Data on identical terms and conditions as the Company or its Subsidiaries enjoyed immediately prior to the Closing.

(o) None of the Funded Know-How is material to the Company’s business as currently conducted and as proposed to be conducted and none of the Funded Know-How is contained or incorporated in any of the Cellocator products of the Company.

Section 3.15 Taxes.

(a) (i) Each Company Tax Return required to be filed with any Governmental Authority by the Company or any of its Subsidiaries has been filed when due (taking into account extensions) in accordance with applicable Law, each of which is true, accurate and complete;

(ii) the Company and each of its Subsidiaries has timely paid to the appropriate Governmental Authority all Taxes due and payable;

(iii) the Company and each of its Subsidiaries has complied with all applicable Law relating to the payment and withholding of any Tax and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Authority all amounts required to be so withheld and paid over;

(iv) the Company and each of its Subsidiaries have established adequate accruals or reserves, in accordance with GAAP, for all Taxes for taxable periods beginning on or after the date of the most recent Company Financial Statements;

(v) there is no Proceeding against or with respect to the Company or any of its Subsidiaries in respect of any Tax or any Company Tax Return and there is no investigation against or with respect to the Company or any of its Subsidiaries, pending or threatened or otherwise in respect of any Tax or any Company Tax Return. All deficiencies asserted or assessments made against the Company in writing as a result of any examinations by any Governmental Authority have been fully paid;

(vi) none of the Company or any of its Subsidiaries has consented or requested to extend the time, or is the recipient of any extension of time, in which any Tax may be assessed or collected by any Governmental Authority (other than any extension which is no longer in effect and routine extensions in the ordinary course of business) and none of the Company nor any of its Subsidiaries has waived any statute of limitations;

(vii) no jurisdiction where no Company Tax Return has been filed or no Tax has been paid has made or, to the Knowledge of the Company, threatened to make a claim for the payment of any Tax or the filing of any Company Tax Return;

(viii) Except as otherwise provided on Section 3.15(a)(viii) of the Company Disclosure Schedule, no power of attorney granted by or with respect to the Company or any of its Subsidiaries for Taxes is currently in force, no ruling with respect to Taxes has been requested by or on behalf of the Company or any of its Subsidiaries; and no closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or non-U.S. Law has been entered into or requested by or with respect to the Company or any of its Subsidiaries;

(ix) the Company has provided or made available to Parent prior to the date hereof true, correct and complete copies of all material Company Tax Returns, examination reports, and statements of deficiencies filed, assessed against, or agreed to by the Company and each of its Subsidiaries with respect to Taxes and all correspondence with any Governmental Authority regarding Taxes;

(x) Except as otherwise provided on Section 3.15(a)(x) of the Company Disclosure Schedule, the Company is neither a controlled foreign corporation (as defined in Section 957 of the Code or any similar provision of any state, local or non-U.S. Law) nor a passive foreign investment company (as defined in Section 1297 of the Code). None of the Company or any of its Subsidiaries owns any interest in any controlled foreign corporation (as defined in Section 957 of the Code or any similar provision of any state, local or non-U.S. Law), or passive foreign investment company (as defined in Section 1297 of the Code) or other entity the income of which is or could be required to be included in the income of the Company or any of its Subsidiaries;

(xi) none of the Company or any of its Subsidiaries is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(xii) none of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for (A) any Tax period (or portion thereof), as a result of any deferred foreign income within the meaning of Section 965 of the Code, including, but not limited to, as the result of an election under Section 965(h) of the Code, or (B) any Tax period (or portion thereof) ending after the Closing Date, as a result of any (1) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law); (2) installment sale or other open transaction disposition made on or prior to the Closing Date; (3) prepaid amount, refund or credit received on or prior to the Closing Date (other than prepaid amount incurred in the ordinary course of business and listed on Section 3.15(a)(xii) of the Company Disclosure Schedule); (4) change in accounting method for a taxable period ending on or prior to the Closing Date; (5) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; or (6) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing Date;

(xiii) Section 3.15(a)(xiii) of the Company Disclosure Schedule sets forth each corporation, joint venture, partnership, or other entity in which the Company or any of its Subsidiaries owns an equity interest and in which any Person other than the Company or any of its Subsidiaries also owns an equity interest, and the interest owned by such Person;

(xiv) all payments by, to, or among the Company and its Subsidiaries comply in all material respects with all applicable transfer pricing requirements imposed by any Governmental Authority and the Company complies, and has always been compliant, with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder and Section 482 of the Code and the Treasury Regulations thereunder, where applicable;

(xv) none of the assets or liabilities of the Company or its Subsidiaries is a debt obligation that (i) is subject to any provisions of applicable Law that would limit or disallow a deduction for interest expense relating to intercompany liability or (ii) would require the collection of withholding Tax by the Company or any of its Subsidiaries;

(xvi) all material records which the Company and each of its Subsidiaries is required to keep for Tax purposes or which would be needed to substantiate any claim made or position taken in relation to Taxes by the Company and each of its Subsidiaries, have been duly kept and are available for inspection at the premises of the Company or applicable Subsidiary;

(xvii) except has set forth in Section 3.15(a)(xvii) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is in compliance with all material terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a Governmental Authority, and the consummation of the transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order;

(xviii) all of the Company’s and each of its Subsidiaries’ property that is subject to property Tax has been properly listed and described on the property Tax rolls of the appropriate Tax jurisdiction and no portion of any the Company’s or any of its Subsidiaries’ property constitutes omitted property for property Tax purposes;

(xix) none of the Company or any of its Subsidiaries has participated in, or cooperated with, an international boycott within the meaning of Section 999 of the Code;

(xx) none of the Company or any of its Subsidiaries has made an election under Section 108(i) of the Code to defer the recognition of any cancellation of indebtedness income;

(xxi) except as set forth in Section 3.15(a)(xxi) of the Company Disclosure Schedule, there is no material property or obligation of the Company or any of its Subsidiaries, including uncashed checks to vendors, customers, or employees, non-refunded overpayments or unclaimed subscription balances, that is escheatable to any state or municipality under any applicable escheatment Laws, that may at any time become escheatable to any state or municipality under an applicable escheatment Laws;

(xxii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than for any Taxes not yet due and payable;

(xxiii) the Company has provided to Parent all documentation relating to any Tax holidays or incentives applicable to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries, as applicable, are in compliance in all material respects with the requirements of any applicable Tax holidays or incentives and none of such Tax holidays or incentives will be jeopardized by the Transactions;

(xxiv) the Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006, promulgated thereunder, the Company does not and has never taken a tax position that is subject to reporting under Section 131E of the Ordinance, and the Company has never obtained a legal or tax opinion that is subject to reporting under Section 131D of the Ordinance;

(xxv) the Company is duly registered for the purposes of Israeli value added tax and has complied in all respects with all requirements concerning value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and remitted in a timely manner to the ITA all output VAT which it is required to collect and remit under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. No Company Subsidiary has ever been, and no Company Subsidiary currently is, required to effect Israeli VAT registration;

(xxvi) each of the Company Share Plans that are intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter from, or is otherwise approved by or deemed approved by passage of time without objection by, the ITA. All Company 102 Awards and Company 102 Shares have been granted and issued, as applicable, in compliance with the applicable requirements of Section 102 and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee, and the due deposit of such securities with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and the guidance published by the ITA on July 24, 2012, and clarification dated November 6, 2012;

(xxvii) the Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(xxviii) neither the Company nor any holder of Company securities is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2;

(xxix) no independent contractor was, or to the Knowledge of the Company will be, entitled to be considered to be an employee of the Company by any applicable Tax authority; and

(xxx) the Company has provided to Parent all material documentation relating to, and each of the Company and its Subsidiaries is in material compliance with all terms and conditions of, any “Preferred Enterprise” program for purposes of Israeli Tax Law (a “Tax Incentive Program”). Section 3.15(a)(xxx) of the Company Disclosure Schedule lists each Tax Incentive Program to which the Company and each Subsidiary is entitled under the Laws of the State of Israel, the period for which Tax benefits under such Tax Incentive Programs apply, and the nature of such Tax Incentive Program. The Company and its Subsidiaries (as applicable) have been in material compliance with all terms of the Tax Incentive Programs, and the consummation of the Transactions is not reasonably likely to have any material adverse effect on the continued validity and effectiveness of any such Tax Incentive Programs.

(b) Neither the Company nor any of its Subsidiaries have distributed stock of another Person nor have their stock been distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(c) None of the net operating losses or other Tax attributes of the Company or any of its Subsidiaries are, prior to the Merger, subject to limitation under Sections 382 or 383 of the Code or otherwise (including any similar provision of state, local or non-U.S. Tax Law).

(d) No election under Code Section 338 or any similar provision of applicable Law has been made or required to be made by or with respect to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has ever filed an entity classification election under Code Section 7701.

(f) Neither the Company nor any of its Subsidiaries (i) has (or has ever had) any (A) place of management, (B) branch, (C) office (or any other place of business), (D) operations or employees, (E) agent with binding authority, or (F) other activities, in each case that gives rise to a permanent establishment or taxable presence in any country other than the country where the Company or such Subsidiary was organized, (ii) has ever entered into a gain recognition agreement pursuant to Treasury Regulation 1.367(a)-8, or (iii) has ever transferred an intangible, the transfer of which would be subject to the rules of Code Section 367(d).

(g) Neither the Company nor any of its non-U.S. Subsidiaries is, or at any time has been, engaged in the conduct of a trade or business within the United States within the meaning of Section 864(b) or Section 882(a) of the Code, or considered to be so engaged under Section 882(d) or Section 897 of the Code or, if applicable, considered to have a U.S. permanent establishment as defined under any applicable or relevant bilateral income tax treaty or otherwise.

(h) (i) Neither the Company nor any of its Subsidiaries is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) neither the Company nor any of its Subsidiaries has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), and (iii) neither the Company nor any of its Subsidiaries has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) as a transferee or successor.

(i) Each of the Company and its Subsidiaries has filed all reports and has created and retained all records required under Code Section 6038A with respect to its ownership by, and transactions with, related parties. Each of the Company and any of its Subsidiaries that files U.S. federal income Tax Returns has disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(j) Neither the Company nor any of its Subsidiaries has ever been a beneficiary or otherwise participated in any “reportable transaction” as defined in Code Section 6707A(c)(1)) and Treasury Regulation Section 1.6011-4(b)(1).

(k) With the exception of Israeli VAT, neither the Company nor any of its Subsidiaries is, or is required to be, registered as a taxable person for purpose of value added Taxes or any similar indirect Tax.

(l) Except as set forth in Section 3.15(l) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any item of income that could constitute (i) subpart F income within the meaning of Section 952 of the Code or (ii) global intangible low taxed income within the meaning of Section 951A of the Code, in each case, for the period commencing on the first day of any Straddle Period and ending at the close of business on the Closing Date.

(m) None of the Company's Subsidiaries holds assets that constitute U.S. property within the meaning of Code Section 956.

(n) As of the Closing, all net operating losses shown on the most recent Tax returns filed are true and accurate with respect to both their amounts and their character for Israeli Tax purposes, and there are no limitations on the utilization, as provided under applicable Israeli Law or any other applicable Law, of the net operating losses, built in losses, capital losses, Tax credits, or similar items of the Company or any of the Subsidiaries under any Israeli Law.

(o) Neither the Company nor any of the Company’s Subsidiaries has taken or agreed to take any action, or is aware of the existence of any facts or circumstances, that could reasonably be expected to impede or prevent (i) the Merger, taken together with the Infiniti Merger and the Investment Transactions, from qualifying as a transaction described in Section 351 of the Code or (ii) the Infiniti Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.16 Employees and Employee Benefit Plans.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material Company Plan. Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, each Company Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law. “Company Plan” means each “employee benefit plan”, as defined in Section 3(3) of ERISA, each employment agreement, consulting agreement, advisor agreement, severance agreement or plan, and each other plan, practice, program, fund, agreement or other arrangement, whether written or unwritten, providing for employment, compensation, bonuses, performance awards, commissions, profit-sharing, equity (or equity-based) compensation or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), provident or pension funds (including education funds), severance pay, fringe benefits, vacation, health or medical benefits, disability or sick-leave payments, loans, separation, relocation, work permits, change of control payments, or post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its ERISA Affiliates and covers any current or former employee, officer, director, or other service provider of the Company or any of its ERISA Affiliates, or with respect to which the Company or any of its ERISA Affiliates has any liability, other than a Multiemployer Plan. The Company has made available to Parent with respect to each material Company Plan: (A) copies of all material documents embodying and relating to each such Company Plan, including the plan document (or, if not written, a written summary of its terms, excluding in this respect, Company Plans that provide benefits solely to the extent mandated by applicable Law), administrative service agreements, group insurance Contracts, all amendments thereto and all related trust documents, (B) all material correspondence to or from any Governmental Authority relating to any Company Plan and the most recent annual report (including Form 5500) and tax return (including Form 990), if any, required under ERISA, the Code or any other applicable Law in connection therewith, (C) the most recent actuarial report (if applicable), (D) the most recent summary plan description, if any, required under ERISA, (E) the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Plan intended to be qualified under Section 401(a) of the Code, and (F) copies of all currently valid agreements with Israeli human resource contractors, service agreement in the field of cleaning, catering, security and protection manpower contractors including their licenses or with Israeli consultants, sub-contractors or freelancers.

(b) Neither the Company nor any of its ERISA Affiliates maintains, contributes to, sponsors, is required to contribute to or has any liability, contingent or otherwise, with respect to (or has in the past six (6) years maintained, contributed to, sponsored, been required to contribute to or had any liability, contingent or otherwise, with respect to) a (i) single employer plan or other pension plan that is subject to Title IV of ERISA or the funding requirements of Section 302 of ERISA or Section 412 of the Code or (ii) “multiple employer plan” within the meaning of Section 413(c) of the Code.

(c) Neither the Company nor any of its ERISA Affiliates maintains, contributes to, sponsors, is required to contribute to or has any liability, contingent or otherwise, with respect to (or has in the past six (6) years maintained, contributed to, sponsored, been required to contribute to or had any liability, contingent or otherwise, with respect to) a multiemployer plan as defined in Section 3(37) of ERISA (a “Multiemployer Plan”).

(d) Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, the consummation of the Transactions will not (either alone or together with any other event) (i) entitle any employee, officer, director, or other independent contractor of the Company or its Subsidiaries (whether current, former or retired) or their beneficiaries to any payment (including severance pay, unemployment compensation, golden parachute, bonus, salary raise, the redemption of any accrued entitlements or otherwise) or benefit under a Company Plan (other than payments in accordance with applicable Law), (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Company Plan, (iii) increase the amount payable or trigger any other financial obligation pursuant to any Company Plan, or (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person or result in any amounts payable to any “disqualified individual” failing to be deductible for federal income tax purposes by virtue of Section 280G of the Code or subject to an excise tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any current or former employee, director or other independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual (or beneficiary, as applicable) under Section 409A or 4999 of the Code.

(e) Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole, each Company Plan (i) if intended to qualify for special tax treatment, meets all the requirements for such treatment, (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (iii) has been maintained in compliance with all applicable Law.

(f) Each Company Plan that is subject to Section 409A of the Code has been operated in compliance with Section 409A of the Code and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings and final regulations).

(g) With respect to each Company Plan, (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred, (ii) as of the date of this Agreement, there are no actions, suits or claims pending, or, to the Knowledge of the Company, threatened or anticipated (other than routine claims for benefits), and (iii) as of the date of this Agreement, there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by any Governmental Authority, in each case of clauses (i) through (iii) which would reasonably be expected to result in a liability that is material to the Company and its Subsidiaries, taken as a whole.

(h) Except as set forth in Section 3.16(h) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to, bound by or has any obligation with respect to any collective bargaining agreement or other labor union Contract, nor has it experienced any actual or threatened strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Except as has not resulted in, and would not reasonably be expected to result in, a material liability to the Company and its Subsidiaries, taken as a whole, (i) none of the Company or any of its Subsidiaries has breached or otherwise failed to comply with the provisions of any Company collective bargaining agreement and there are no grievances or arbitrations outstanding thereunder; (ii) there are no labor organizational campaigns, corporate campaigns, petitions, demands for recognition or, to the Knowledge of the Company, other unionization activities seeking recognition of a bargaining unit at the Company or any of its Subsidiaries; (iii) there are no unfair labor practice charges, grievances, arbitrations or other complaints or union matters before the National Labor Relations Board or other labor board of Governmental Authority or arbitrator (public or private) that would reasonably be expected to affect the employees of the Company and its Subsidiaries; (iv) there are no current or, to the Knowledge of the Company, threatened strikes, slowdowns, lockouts, organized labor disputes or work stoppages, and no such strike, slowdown, lockout, organized labor dispute or work stoppage has occurred within the two (2) years preceding the date hereof; (v) the execution of this Agreement and the consummation of the Transactions will not result in any breach or other violation of any collective bargaining agreement; (vi) the execution of this Agreement will not result in any breach or other violation of any notice, information or consultation obligations under applicable labor Law; (vii) the Company and its Subsidiaries are in compliance in all material respects with (x) the Worker Adjustment and Retraining Notification Act of 1988, or any similar applicable Law relating to plant closings and layoffs and (y) applicable Law respecting labor, employment, immigration, fair employment practices (including equal employment opportunity Law), terms and conditions of employment, classification of employees, workers’ compensation and mandatory social insurance, occupational safety and health, affirmative action, plant closings, and wages and hours; and (viii) there are no legal actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened, relating to any employment related matter involving any current or former employee of the Company or any Subsidiary or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law. The Company is in compliance with applicable laws in respect of its Israeli human resource contractors and cleaning, catering, security and protection contractors and service agreements.

(i) Except as set forth in Section 3.16(i) of the Company Disclosure Schedule, to the Knowledge of the Company, no current key employee of the Company or any of its Subsidiaries (i) has informed the Company that they intend to terminate his or her employment with the Company or such Subsidiary, (ii) has informed the Company that they received an offer to join a business that may be competitive with the Company’s or its Subsidiary’s business, or (iii) is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person other than the Company) that may materially interfere with such employee’s performance of his or her duties or responsibilities to the Company or such Subsidiary.

(j) Solely with respect to employees, consultants or independent contractors of the Company and its Subsidiaries who reside or work in Israel or whose employment or engagement is otherwise subject to the law of the State of Israel (“Israeli Employees”): (i) set forth on Section 3.16(j) of the Company Disclosure Schedule is a complete list of all Israeli Employees and their current status (e.g., employee or consultant and employee’s classification as either exempt or non-exempt from the overtime requirements under any Applicable Law), title and/or job description, work location, start date, material compensation, base compensation (monthly base salary or hourly wage rate and overtime consideration as applicable), commission/bonuses and all fringe benefits, including entitlements to Company Awards pursuant to a Company Plan, vacation entitlement and accrued vacation or paid time-off balance, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund (including manager’s insurance and education fund), their respective contribution rates and the base salary for such contributions, whether such employee is subject to the Section 14 Israeli Severance Pay Law, 5723 1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary), notice period entitlement and legal status for purposes of eligibility to work in Israel; (ii) other than the Israeli Employees’ salaries, employees of the Company and its Subsidiaries are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for their social contributions; (iii) except for the foregoing subsections (i) and (ii) and except as set forth in Section 3.16(j) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee, other than obligations (x) for which the Company has established a reserve for such amount on the Company Balance Sheet and (y) pursuant to Contracts entered into after the date of the Company Balance Sheet and disclosed on Section 3.16(j) of the Company Disclosure Schedule; (iv) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their employees’ salaries and benefits and to pay to any Governmental Authority as required by the Israeli Tax Ordinance and Israeli National Insurance Law, health insurance or otherwise have, in each case, been duly deducted, transferred, withheld and paid; (v) the Company is not subject to and none of the Company's employees benefits from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel; and (vi) except as set forth in Section 3.16(j) of the Company Disclosure Schedule, upon the termination of employment of any of the employees of the Company or any of its Subsidiaries in Israel, the Company or such Subsidiary will make payments either (x) required by Israeli Severance Pay Law 5723-1963 and supplemental payments solely from the Company’s specific reserves set aside for such purpose and set forth in the Company Financial Statements or (y) in accordance with the Section 14 Arrangement.

Section 3.17 Environmental Matters.

(a) Except as set forth in Section 3.17(a) of the Company Disclosure Schedule, there is no material Environmental Claim pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries, or, to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are and, since December 31, 2015, have been in compliance with all applicable Environmental Laws and all of the Company’s necessary Environmental Permits.

(c) There are no actions, activities, circumstances, facts, conditions, events or incidents, including the presence or Release of any Hazardous Substance, which would be reasonably likely to form the basis of any material Environmental Claim against the Company, any of its Subsidiaries, or to the Knowledge of the Company, against any Person whose liability for such Environmental Claims the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

Section 3.18 Material Contracts.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth a true and complete list of each of the following types of Contracts to which the Company or any of its Subsidiaries has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date hereof, but excluding any purchase orders, invoices, requisition forms, or other form purchasing documents and any Company Plans disclosed on Section 3.16(a) of the Company Disclosure Schedule:

(i) (A) contains any exclusivity or similar provision that is binding on the Company or any of its Subsidiaries (or would purport to be binding, after the Effective Time, on Parent or any of its Subsidiaries) or (B) otherwise limits or restricts the Company or any of its Subsidiaries (or would purport to limit or restrict, after the Effective Time, Parent or any of its Subsidiaries) from (1) engaging or competing in any line of business in any location or with any Person, (2) selling any products or services of or to any other Person or in any geographic region, or (3) obtaining products or services from any Person, in each case of clause (A) and clauses (1), (2) and (3) of clause (B), that is material to the Company and its Subsidiaries, taken as a whole;

(ii) includes (A) any “most favored nation” terms and conditions (including with respect to pricing) granted by the Company or any of its Subsidiaries to a Third Party, or (B) any arrangement whereby the Company or any of its Subsidiaries grants any right of first refusal or right of first offer or similar right to a Third Party, in each case of clauses (A) and (B) that is material to the Company and its Subsidiaries, taken as a whole;

(iii) is a joint venture, strategic alliance or partnership agreement that either (A) is material to the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $300,000 in the aggregate during the 12-month period following the date hereof;

(iv) is a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than letters of credit and those between the Company and its wholly-owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of $500,000 individually;

(v) is a Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $100,000;

(vi) is a material Contract with respect to any Company Intellectual Property Rights and not for “off-the-shelf” software or hardware generally commercially available on standard and non-discriminatory terms;

(vii) is an acquisition agreement, asset purchase or sale agreement, stock purchase or sale or purchase agreement or other similar agreement, in each case for the purchase or sale of a corporation, partnership, or other business organization or business thereof (including all or substantially all of the assets of such business), pursuant to which (A) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries or (B) any other Person has the right to acquire any equity interests in the Company or any of its Subsidiaries;

(viii) is a settlement or similar agreement with any Governmental Authority or arbitrator (public or private) (including any corporate integrity agreement, monitoring agreement or deferred prosecution agreement) or order or consent of a Governmental Authority or arbitrator (public or private) (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving performance on or after the date hereof by the Company or any of its Subsidiaries and in an amount in excess of $100,000 individually;

(ix) any Contract (or series of related Contracts) pursuant to which the Company or any Subsidiary has continuing “earn-out” or similar obligations that could result in payments from the Company or any Subsidiary in an amount in excess of $100,000 per Contract;

(x) any Contract (or series of related Contracts) that creates an obligation of the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $100,000 per twelve-month period after the date hereof;

(xi) any Contract with the Subject Company Customers, Suppliers and Dealers;

(xii) any Contract that contains a change in control provision that would be triggered in connection with consummation of the Transactions, provided that (i) such Contract has provided $100,000 or more of revenue to the Company or any of its Subsidiaries, individually or in the aggregate, in the twelve-month period prior to the date hereof, or would reasonably be expected to provide $100,000 or more of revenue to the Company or any of its Subsidiaries, individually or in the aggregate, in the twelve-month period after the date hereof or (ii) such change in control provision expressly requires aggregate payments by the Company or any its Subsidiaries, individually or in the aggregate, in excess of $100,000;

(xiii) any Contract (including any loan) between the Company or any of its Significant Subsidiaries, on the one hand, and any officer, director or Affiliate (other than a wholly-owned Subsidiary) of the Company or any of its Significant Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any of its Significant Subsidiaries has an obligation to indemnify such officer, director, Affiliate or family member, but not including any Company Plans;

(xiv) any shareholder, investors rights, registration rights or similar agreement or arrangement;

(xv) any Contract pursuant to which the Company or any of its Subsidiaries has continuing obligations or interests involving (A) “milestone” or other similar contingent payments to be made to or by the Company or any of its Subsidiaries upon the achievement of certain milestones, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or any of its Subsidiaries, in each case (x) which payments after the date hereof would reasonably be expected to be: (i) in the case of suppliers and subcontractors, more than $200,000 in the twelve (12) month period following the date hereof, and (ii) in the case of employees and sales representatives, more than $100,000 in the twelve (12) month period following the date hereof, and (y) that cannot be terminated by the Company or such Subsidiary without more than sixty (60) days’ notice without material payment or penalty;

(xvi) any employment, severance, consulting or other agreements which provide for compensating or providing benefits to, or that otherwise govern the terms of employment of, present or former employees or consultants of the Company or its Subsidiaries, which provide for base compensation payable to any employee or consultant of the Company or any of its Subsidiaries in excess of $100,000 per year;

(xvii) any material collective bargaining agreement or other material Contract with any labor union;

(xviii) any Contract (including any option agreement) to purchase or sell any interest in real property, and any Company Real Property Lease;

(xix) any Contract relating to the indemnification of a Company Indemnified Party that deviates from the form of indemnification agreement made available to Parent; or

(xx) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company under Item 1.01 on a Current Report on Form 8-K.

Each Contract of the type described in clauses (i) through (xx) is referred to herein as a “Company Material Contract”.

(b) Except for this Agreement or as set forth in Section 3.18(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company or any of its Subsidiaries is a party to or bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that is to be performed after the date hereof that has not been filed as an exhibit to or incorporated by reference in a Company SEC Document.

(c) Each Company Material Contract is valid and binding and in full force and effect and, to the Company’s Knowledge, enforceable against the other party or parties thereto in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations. Since December 31, 2015, (i) except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Company Material Contract, is in violation of any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Material Contract, and (ii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Material Contract which has not been cured or resolved. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Parent.

(d) Section 3.18(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Contracts providing for the lease of any telecommunication tower or similar structure by the Company or any of its Subsidiaries, including a true, accurate and complete description of the tower location, rental fees, term and renewal options contained therein, in each case as of the date hereof.

Section 3.19 Finders’ Fees, etc. Except for Roth Capital Partners, LLC and except as set forth on Section 3.19 of the Company Disclosure Schedule, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions. Set forth on Section 3.19 of the Company Disclosure Schedule is a good-faith estimate, as of the date hereof, of all financial, legal, accounting or other advisory fees and expenses incurred or payable, or to be incurred or payable, by the Company or its Subsidiaries in connection with this Agreement and the consummation of the Transactions.

Section 3.20 Opinion of Financial Advisor. The Company Board has received the opinion of Roth Capital Partners, LLC, financial advisor to the Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Ordinary Shares pursuant to this Agreement is fair to such holders from a financial point of view, and a copy of such opinion will be delivered to Parent concurrently with the execution and delivery of this Agreement for informational purposes.

Section 3.21 Anti-Takeover Law. The Company Shareholder Approval is the only vote of the Company’s shareholders necessary to adopt this Agreement or to approve the Transactions. No “fair price”, “moratorium”, “control share acquisition”, or other anti-takeover statute or regulation of any Governmental Authority is applicable to the Company or the Transactions.

Section 3.22 Customers and Suppliers. Section 3.22 of the Company Disclosure Schedule sets forth a true and complete list of (a) the ten (10) largest customers (by revenue) and five (5) largest suppliers (by expenditure) of the business of the Company and its Subsidiaries during the 2018 fiscal year, (b) the revenue attributed to such customers or spent with such suppliers in such fiscal year, and (c) all dealers that provide installation services for or on behalf of the business of the Company and its Subsidiaries in Israel during each of the 2018 and 2017 fiscal years and the number of units installed by, and the aggregate amount paid to, each such dealer in each such fiscal year (collectively, the “Subject Company Customers, Suppliers and Dealers”). Except as set forth in Section 3.22 of the Company Disclosure Schedule, none of the Subject Customers, Suppliers and Dealers: (i) has terminated or, to the Knowledge of the Company, threatened, either in writing or orally, to terminate or not to renew or extend its relationship with the Company or any of its Subsidiaries; (ii) has notified the Company or any of its Subsidiaries, either in writing or orally, that it intends to adversely modify its relationship with, or reduce its purchases from or other business with, the Company or any Company Subsidiary; (iii) has adversely changed its pricing terms or any other terms of its business with the Company or any of its Subsidiaries; or (iv) to the Knowledge of the Company, has any plan or intention to do any of the foregoing. Since January 1, 2017, neither the Company nor any of its Subsidiaries has received any complaint from any of its customers or suppliers (including, without limitation, any of the Subject Company Customers, Suppliers and Dealers) concerning the products and/or services provided to or from the Company and/or any of its Subsidiaries, nor has the Company or any of its Subsidiaries had any of its respective products returned by a purchaser thereof, other than complaints and returns made in the ordinary course of business of the Company that, individually or in the aggregate, have not had a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Company and its Subsidiaries.

Section 3.23 Anti-Corruption; Sanctions; Anti-Money Laundering.

(a) In the last five (5) years, the Company and its Subsidiaries have been and are in compliance with all applicable anti-corruption Law, including (i) the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78dd-1, et seq.) (the “FCPA”), (ii) any applicable Law promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on December 17, 1997, and (iii) any other applicable Law of similar purpose and scope in any jurisdiction. In the last five (5) years, neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, any (x) agent or Representative of the Company or any of its Subsidiaries in connection with its performance of its business with the Company or (y) employee of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage: (A) which would violate any applicable anti-corruption Law or (B) to or for a Public Official with the intention of: (1) improperly influencing any official act or decision of such Public Official; (2) inducing such Public Official to do or omit to do any act in violation of his lawful duty; or (3) securing any improper advantage in each case in violation of applicable anti-corruption Law. For the purposes of this Agreement, “Public Official” includes any Person holding, representing or acting on behalf of a legislative, administrative or judicial office, and any Person employed by, representing or acting on behalf of a Governmental Authority or enterprise thereof (including a state-owned or state-controlled enterprise) or a public international organization, any representative or official of a political party or any candidate for any political office, but it does not include employees who are members of the reserve components of the United States Armed Forces. No officer or director of the Company or any of its Subsidiaries is a Public Official and, to the Company’s Knowledge, no employee of the Company or any of its Subsidiaries (in each case, that is not a director or officer) is a non-U.S. Public Official.

(b) In the last five (5) years, neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries nor, to the Company’s Knowledge, (x) any agent or Representative of the Company or any of its Subsidiaries in connection with its performance of its business with the Company, or (y) employee of the Company or any of its Subsidiaries has violated or operated in noncompliance with any, been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority in any way relating to anti-corruption or anti-money laundering Law or Law related to terrorism financing. The Company has instituted policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, directors, officers, employees, agents and Representatives with applicable anti-corruption Law, anti-money laundering Law and applicable Law related to terrorism financing.

(c) In the last five (5) years, the Company, its Subsidiaries, their respective directors and officers and, to the Company’s Knowledge, their respective agents, Representatives and employees acting on their behalf, (i) have complied in all material respects with all sanctions, export control, anti-boycott or customs Laws, and (ii) have not been subject to actual, pending, or threatened civil, criminal or administrative actions, suits, demands, claims, hearings, written notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions or made any voluntary disclosures to any Governmental Authority relating to material violation of sanctions, export control, anti-boycott or customs Laws. The Company has instituted policies and procedures reasonably designed to ensure material compliance by the Company, its Subsidiaries, directors, officers, employees, agents and Representatives acting on behalf of the Company or any of its Subsidiaries with applicable sanctions, export control, anti-boycott and customs Laws.

Section 3.24 Insurance. Each of the insurance policies and self- insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries is in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and all premiums due thereunder have been paid. Except as set forth on Section 3.24 of the Company Disclosure Schedule, as of the date hereof, since December 31, 2015, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not constitute a Company Material Adverse Effect or (b) written notice of refusal of any coverage or rejection of any claim under any such insurance policy that if not paid would constitute a Company Material Adverse Effect. With respect to each Proceeding that has been filed or investigation initiated against the Company or any of its Subsidiaries since December 31, 2015, no insurance carrier has issued a denial of coverage with respect to any such Proceeding or investigation, or informed any of the Company nor any of its Subsidiaries of its intent to do so, other than such denial that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Company Bonds. Neither the Company nor any of its Subsidiaries is a party to any surety bond, letter of credit or other similar debt instrument, including security interests issued at the application or for the benefit of the Company.

Section 3.26 No Additional Representations. Except for the representations and warranties expressly made by Parent, Holdco and Merger Sub in Article 4 and the representations and warranties expressly made by Infiniti in Section 10.13, the Company acknowledges that none of Parent, Infiniti, Holdco, Merger Sub or any other Person makes, and that the Company has not relied upon, any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that none of Parent, Infiniti, Holdco, Merger Sub or any of their Representatives makes, nor has the Company relied upon, any representation or warranty with respect to (a) Infiniti, Parent or any of their respective Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to Infiniti, Parent or any of their respective Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by Parent or Infiniti or any of their respective Representatives, including in any “data rooms” or management presentations.

Article 4.
REPRESENTATIONS AND WARRANTIES OF PARENT, INFINITI, holdco AND MERGER SUB

Except as set forth in the Parent Disclosure Schedule (subject to the first sentence of Section 1.02(d)), Parent, Infiniti, Holdco and Merger Sub represent and warrant to the Company that:

Section 4.01 Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the Law of the State of Delaware. Infiniti is a corporation duly incorporated, validly existing and in good standing under the Law of the State of Delaware. Holdco is a company limited by shares duly formed and validly existing under the Law of the State of Israel and is not a “breaching company” within the meaning of Section 362.A of the ICL. Merger Sub is a company limited by shares duly formed and validly existing under the Law of the State of Israel and is not a “breaching company” within the meaning of Section 362.A of the ICL. Each of Parent, Infiniti, Holdco and Merger Sub has all corporate power and authority to carry on its business as now conducted. Prior to the date hereof, Parent has made available to the Company true and complete copies of the organizational documents of Parent, Infiniti, Holdco and Merger Sub as in effect on the date hereof. None of Parent, Infiniti, Holdco or Merger Sub is in violation of, in conflict with, or in default under, its organizational documents.

Section 4.02 Corporate Authorization.

(a) The execution, delivery and performance by Parent, Infiniti, Holdco and Merger Sub of this Agreement and the consummation by Parent, Infiniti, Holdco and Merger Sub of the Transactions are within the corporate power and authority of Parent, Infiniti, Holdco and Merger Sub and have been duly authorized by all necessary corporate action on the part of Parent, Infiniti, Holdco and Merger Sub, except for the Infiniti Stockholder Approval. This Agreement, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding agreement of each of Parent, Infiniti, Holdco and Merger Sub, enforceable against Parent, Infiniti, Holdco and Merger Sub in accordance with its terms, except as such enforceability may be limited by the Enforceability Limitations.

(b) The Parent Board, has by the unanimous vote of all directors of Parent, (i) approved and adopted this Agreement and approved the Transactions in accordance with the requirements of the General Corporation Law of the State of Delaware (the “DGCL”) and (ii) determined that the Transactions, including the Merger, are advisable, fair to and in the best interests of Parent and Infiniti, the sole stockholder of Parent as of the date hereof.

(c) As of the date hereof, (i) the board of directors of Holdco has approved and declared advisable this Agreement and the Transactions as required under applicable Law and (ii) Parent, as the sole shareholder of Holdco, has adopted this Agreement in accordance with the ICL.

(d) As of the date hereof, (i) the board of directors of Merger Sub has approved and declared advisable this Agreement and the Transactions as required under applicable Law and (ii) Holdco, as the sole shareholder of Merger Sub, has adopted this Agreement in accordance with the ICL.

(e) As of the date hereof, the board of directors of Infiniti has approved and declared advisable this Agreement, the Transactions and the Investment Agreement and the transactions contemplated thereby as required under applicable Law.

Section 4.03 Governmental Authorization.

(a) The execution, delivery and performance by Parent, Infiniti, Holdco and Merger Sub of this Agreement and the consummation by Parent, Infiniti, Holdco and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Merger Certificate, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, the Israeli Securities Law, the ICL and any other applicable securities Law, (iii) compliance with any applicable requirements of Nasdaq and the TASE, (iv) making the IA Notification and providing the IA Undertaking to the IA and (v) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have a Parent Material Adverse Effect or a Material Adverse Effect (as defined in the Investment Agreement) or (y) have an effect that would prevent, materially delay or materially impair the ability of Parent, Infiniti, Holdco or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

(b) The execution, delivery and performance by Infiniti of the Investment Agreement and the offer, issuance and sale of the Investment Securities require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Certificate of Merger and the Parent Charter with the Secretary of State of the State of Delaware, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable securities Law, (iii) compliance with any applicable requirements of the Tel Aviv Stock Exchange and Nasdaq, (iv) compliance with applicable Israeli Law, and (v) any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, (x) have an Infiniti Material Adverse Effect, or (y) have an effect that would prevent, materially delay or materially impair the ability of Infiniti to perform its obligations under the Investment Agreement or to consummate the transactions contemplated thereby.

Section 4.04 Non-contravention.

(a) The execution, delivery and performance by Parent, Infiniti, Holdco and Merger Sub of this Agreement and the consummation by Parent, Infiniti, Holdco and Merger Sub of the Transactions do not and will not, assuming the authorizations, consents and approvals referred to in Section 4.03 are obtained, (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Parent, Infiniti, Holdco or Merger Sub, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Law or Order, (iii) require any consent or other action by any Person under, constitute a default or a violation, or an event that, with or without notice or lapse of time or both, would constitute a default or a violation, under or of, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent, Infiniti or any of their respective Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon Parent, Infiniti or any of their respective Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Parent, Infiniti and their respective Subsidiaries, or (iv) result in the creation or imposition of any Lien, other than any Permitted Lien, on any asset of Parent, Infiniti or any of their respective Subsidiaries, except, in the case of each of clauses (ii), (iii) and (iv), which have not had, and would not reasonably be expected to have, individually or in the aggregate, (x) a Parent Material Adverse Effect or a Material Adverse Effect (as defined in the Investment Agreement) or (y) an effect that would prevent, materially delay or materially impair the ability of Parent, Infiniti, Holdco or Merger Sub to perform its obligations under this Agreement or to consummate the Merger.

(b) Subject to the filing of the Certificate of Merger and the Parent Charter with the Secretary of State of the State of Delaware and the receipt of the Infiniti Stockholder Approval, the execution, delivery and performance of the Investment Documents by Infiniti and the issuance and sale of the Investment Securities will not (i) conflict with, contravene or result in any breach or violation of (A) any of the terms and provisions of, or constitute a default under any of its Certificates of Incorporation or Bylaws, or (B) any provision of any applicable Law or Order, or (ii) conflict with, or constitute a default (or an event that with or without notice or lapse of time or both would become a default) under, result in the creation or imposition of any Lien, other than an Infiniti Permitted Lien, or other adverse claim upon any of the properties or assets of Infiniti or any of its Subsidiaries, require any consent or other action by any Person under, or cause, permit or give to others any rights of termination, amendment, acceleration, cancellation (with or without notice, lapse of time or both) or other change of any right or obligation or the loss of any benefit to which Infiniti or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon Infiniti or any of its Subsidiaries or any governmental license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of Infiniti or any of its Subsidiaries, except, in the case of each of clauses (i)(B) and (ii), which have not had and would not reasonably be expected to have an Infiniti Material Adverse Effect, individually or in the aggregate.

Section 4.05 Capitalization.

(a) As of the date hereof, the authorized capital stock of Parent consists of 5,000 shares of Common Stock, par value $0.01 per share (“Parent Common Stock”). As of the date hereof, there are 100 shares of Parent Common Stock issued and outstanding, all of which are owned by Infiniti free and clear of any Liens.

(b) The authorized capital stock of Infiniti consists of 50,000,000 shares of Infiniti Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (“Infiniti Preferred Stock”). As of the close of business on March 12, 2019, there were (i) 17,650,829 shares of Infiniti Common Stock outstanding (not including outstanding Infiniti Restricted Stock Awards), (ii) an aggregate of 1,588,929 shares of Infiniti Common Stock subject to outstanding Infiniti Options, (iii) an aggregate of 565,996 shares of Infiniti Common Stock subject to outstanding Infiniti Restricted Stock Awards, (iv) 1,041,974 shares of Infiniti Common Stock held by Infiniti as treasury shares and (v) no shares of Infiniti Preferred Stock issued or outstanding. Except as set forth in this Section 4.05 (including Section 4.05(b) of the Parent Disclosure Schedule), there are no issued, reserved for issuance or outstanding: (i) shares of capital stock or other equity interests in or voting securities of Infiniti; (ii) securities of Infiniti convertible into or exchangeable for shares of capital stock or other equity interests in or voting securities of Infiniti; (iii) warrants, calls, options or other rights, commitments or Contracts to acquire from Infiniti, or other obligation of Infiniti to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered or sold, any capital stock of or other equity interest in or voting securities of or securities convertible into or exchangeable for capital stock or other equity interests in or voting securities of Infiniti; (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities, rights or other commitments that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of Infiniti; or (v) other obligations by Infiniti to make any payments based on the price or value of any Infiniti Securities (the items in clauses (i) through (v) being referred to collectively as the “Infiniti Securities”).

(c) All outstanding shares of capital stock of Parent have been duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights.

(d) The Parent Common Stock to be issued pursuant to this Agreement in connection with the Merger, when issued and delivered in accordance with the terms of this Agreement, subject to receipt of the Parent Stockholder Approval, will have been duly authorized and validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the organizational documents of Parent or any agreement to which Parent is a party or otherwise bound.

(e) Since its date of incorporation, none of Parent, Holdco or Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(f) The authorized capital stock of Holdco consists of 1,000 shares, NIS 0.01 par value per share, 100 of which have been validly issued, are fully paid and non-assessable and are owned directly by Parent, free and clear of any Lien.

(g) The authorized capital stock of Merger Sub consists of 1,000 shares, NIS 0.01 par value per share, 100 of which has been validly issued, are fully paid and non-assessable and are owned directly by Holdco, free and clear of any Lien.

(h) The consummation of the transactions contemplated by this Agreement and the Investment Agreement will not, and Infiniti has not taken any action to, accelerate the vesting of any Infiniti Option or Infiniti Restricted Stock Award in connection with such transactions.

Section 4.06 Subsidiaries. Parent has no Subsidiaries other than Infiniti Merger Sub, Holdco and Merger Sub.

Section 4.07 Finders’ Fees, etc. Except for Canaccord Genuity and except as set forth on Section 4.07 of the Parent Disclosure Schedule, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the Transactions. Set forth on Section 4.07 of the Parent Disclosure Schedule is a good-faith estimate, as of the date hereof, of all financial, legal, accounting or other advisory fees and expenses incurred or payable, or to be incurred or payable, by Parent or its Subsidiaries in connection with this Agreement and the consummation of the Transactions.

Section 4.08 Ownership of Company Ordinary Shares; Anti-Takeover Law. Neither Parent nor any of its respective Subsidiaries (including Holdco and Merger Sub) “beneficially owns” (as defined in Rule 13d-3 of the Exchange Act) any Company Ordinary Shares, nor have any of them during the past three years “owned” any Company Ordinary Shares within the meaning of Section 203 of the DGCL. Parent is not subject to any “fair price”, “moratorium”, “control share acquisition”, “interested stockholder”, “business combination” or similar restriction set forth in Section 203 of the DGCL or, to the Knowledge of Parent, set forth in any other Law, that would apply to the Transactions.

Section 4.09 Financing. Parent has delivered to the Company (a) a true and complete copy of an executed written commitment from the lender to the borrower thereunder (as the same may be amended or modified from time to time after the date hereof in accordance with Section 7.12(b), the “Debt Financing Commitment”), pursuant to which the lender party thereto has agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to Holdco and the Company debt financing in the amounts set forth therein for the purposes of financing the Transactions and related fees and expenses and the other purposes set forth therein (the “Debt Financing”) and (b) a true and complete copy of the Investment Agreement, providing for an equity investment in Parent for the purposes of financing the Transactions and related fees and expenses (the “Equity Financing” and, together with the Debt Financing, the “Financing”). As of the date of this Agreement, the Debt Financing Commitment has not been amended or modified, the Debt Financing Commitment has not been withdrawn or rescinded, the lender has not indicated in writing that it will not proceed according to the terms of the Debt Financing Commitment and the Investors have not indicated in writing that they will not proceed according to the terms of the Investment Agreement. Parent has fully paid or caused to be paid any and all commitment fees or other fees in connection with the Debt Financing Commitment and Equity Financing that are required to be paid on or before the date of this Agreement in connection therewith or pursuant thereto, and each of the Debt Financing Commitment and the Investment Agreement are in full force and effect in accordance with their terms. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in the Debt Financing Commitment and the Investment Agreement. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent, Infiniti, Holdco or Merger Sub under the Debt Financing Commitment or the Investment Agreement. Subject to the terms and conditions of the Debt Financing Commitment and the Investment Agreement, and subject to the terms and conditions of this Agreement, the aggregate proceeds contemplated by the Debt Financing Commitment and the Investment Agreement, together with the cash on hand of Infiniti and the Company at the Effective Time, will be sufficient to pay the aggregate Cash Consideration and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses (collectively, the “Required Payments”).

Section 4.10 Solvency. Assuming (a) that the Company is solvent immediately prior to the Effective Time, (b) the satisfaction of the conditions to Parent’s, Holdco’s and Merger Sub’s obligations to consummate the Merger, or waiver of such conditions, (c) the accuracy and completeness of the representations and warranties of the Company set forth in Article 3, and (d) that the Company Financial Statements fairly present in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended, and after giving effect to the Transactions, including the Financing, any alternative financing and the payment of the aggregate Cash Consideration, the Surviving Company will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.11 Tax Matters. Neither Parent, Holdco, Merger Sub, Infiniti, the Company, nor each of its respective Subsidiaries has taken or agreed to take any action, or is aware of the existence of any facts or circumstances, that could reasonably be expected to impede or prevent (i) the Merger, taken together with the Infiniti Merger and the Investment Transactions, from qualifying as a transaction described in Section 351 of the Code or (ii) the Infiniti Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.12 No Additional Representations. Except for the representations and warranties expressly made by the Company in Article 3, each of Parent, Infiniti, Holdco and Merger Sub acknowledges that neither the Company nor any other Person makes, and that none of Parent, Infiniti, Holdco or Merger Sub have relied upon, any express or implied representation or warranty whatsoever and specifically (but without limiting the foregoing), that neither the Company nor any Representative of the Company makes, nor has Parent, Infiniti, Holdco or Merger Sub relied upon, any representation or warranty with respect to (a) the Company or its Subsidiaries or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise), prospects or any other matter relating to the Company or its Subsidiaries or (b) any documentation, forecasts, budgets, projections, estimates or other information (including the accuracy or completeness of, or the reasonableness of the assumptions underlying, such documentation, forecasts, budgets, projections, estimates or other information) provided by the Company or any Representative of the Company, including in any “data rooms” or management presentations.

Article 5.
COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Company. From the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9 (the “Pre-Closing Period”), except as expressly contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and, to the extent consistent with the foregoing, use commercially reasonable efforts to (i) preserve intact its business organization, goodwill and reputation, (ii) preserve in all material respects its business relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with it and with Governmental Authorities with jurisdiction over the Company’s operations and (iii) keep available its current officers and key employees. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except as expressly contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule, as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law or Order, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend the articles of association or other similar organizational documents (whether by merger, consolidation or otherwise), in each case, of the Company or any Subsidiary of the Company;

(b) directly or indirectly split, combine or reclassify any shares of capital stock of the Company or any of its Subsidiaries or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the share capital of the Company or its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity securities of the Company or any of its Subsidiaries, except for (i) the declaration, setting aside or payment of any dividends or other distributions by any of its wholly-owned Subsidiaries to the Company or any other wholly-owned Subsidiary, or in connection with any internal reorganization transactions solely among the wholly-owned Subsidiaries of the Company or (ii) acquisitions, or deemed acquisitions, of (A) Company Ordinary Shares in connection with the payment of the exercise price of Company Options with Company Options or Company Ordinary Shares (including in connection with “net exercises”), (B) Company Ordinary Shares in connection with required Tax withholding in connection with the exercise of Company Options or the vesting of or issuance of Company Ordinary Shares subject to Company RSUs, or (C) equity securities of any Subsidiary of the Company by the Company or its Subsidiaries;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any equity securities of the Company of any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for equity securities of the Company or any of its Subsidiaries (including pursuant to any employee stock purchase plan), other than (x) the issuance of any Company Ordinary Shares pursuant to the exercise of Company Options or the vesting of Company RSUs, in each case that are outstanding as of the date hereof and in accordance with their terms as in effect on the date hereof, and (y) the issuance, delivery or sale of any equity securities of any of the Company’s Subsidiaries to the Company or any of its wholly-owned Subsidiaries, or (ii) amend any term of any equity security of the Company or its Subsidiaries (in each case, whether by merger, consolidation or otherwise);

(d) incur or commit to any capital expenditures, except for (i) those as may be contemplated by the Company’s fiscal 2019 budget and capital expenditure plan made available to Parent prior to the date hereof (whether or not such capital expenditures are made during the 2018 fiscal year), (ii) any capital expenditures (or series of related capital expenditures) of less than $300,000 in the aggregate per fiscal quarter, or (iii) capital expenditures in connection with leases of devices made in the ordinary course of business consistent with past practice, not to exceed $750,000 in the aggregate per fiscal quarter;

(e) acquire from any Third Party (by merger, consolidation, acquisition of substantial equity interests in or substantial assets or otherwise), directly or indirectly, any corporation, partnership, or other business organization or business thereof, other than (i) inventory, supplies and materials in the ordinary course of business of the Company and its Subsidiaries, (ii) pursuant to Contracts in effect on the date hereof, or (iii) assets, securities, properties, interests or businesses of the Company or any of its wholly-owned Subsidiaries;

(f) sell, license, lease or otherwise transfer, exchange, swap, dispose of or abandon or create or incur any Lien on, directly or indirectly, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests, leases or businesses, other than (i) sales of inventory, of products or services, or obsolete equipment, or non-exclusive licensing of Intellectual Property Rights, all in the ordinary course of business, (ii) sales, licenses, leases or transfers that are pursuant to Contracts in effect on the date hereof, (iii) Permitted Liens, or (iv) sales, licenses, leases or other transfers to, or Liens in favor of, the Company or any of its wholly-owned Subsidiaries or (v) Liens in an amount less than $500,000 in the aggregate;

(g) make any loans, advances or capital contributions to, or investments in, any other Person, or form or acquire any Subsidiary that is not wholly-owned by the Company or any of its wholly-owned Subsidiaries, other than (i) in connection with actions permitted by Section 5.01(d) or (e), (ii) loans, advances or capital contributions to, or investments in, the Company or any of its wholly-owned Subsidiaries, (iii) advances of expenses to employees or other service providers of the Company or its Subsidiaries in the ordinary course of business, for amounts individually not exceeding $25,000 and in the aggregate not exceeding $200,000, (iv) advances to customers of the Company or its Subsidiaries in the ordinary course of business in connection with the sale of the Company’s products and services, or (v) investments made in connection with treasury functions and cash management in the ordinary course of business;

(h) redeem, repurchase, prepay (other than prepayments of revolving loans in the ordinary course of business), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or guarantees thereof in a manner that increases the aggregate liability (including any contingent liability) of the Company or any Subsidiary thereunder, or issue or sell any debt securities, except for (i) indebtedness or guarantees solely between or among the Company and any of its wholly-owned Subsidiaries, (ii) indebtedness for borrowed money that will be paid prior to the Closing, and which does not subject the Company or any of its Subsidiaries to any pre-payment or other penalties, that is incurred in the ordinary course of business and in an amount not to exceed $500,000 in aggregate principal amount, or (iii) letters of credit issued and maintained in the ordinary course of business to the extent undrawn;

(i) enter into any agreement or arrangement that limits or otherwise restricts the Company or any of its Subsidiaries from engaging or competing in any line of business, in any location or with any Person, or would purport to limit, after the Effective Time, Parent or any of its Subsidiaries;

(j) enter into any new line of business outside of the existing business of the Company and its Subsidiaries and outside the mobile resources management space, other than pursuant to any product roadmaps in existence as of the date hereof and natural extensions or changes to such product roadmaps, in each case, which product roadmaps have been disclosed to Parent prior to the date hereof;

(k) (i) other than (x) in the ordinary course of business (including renewals consistent with the terms thereof) or (y) in a manner not material to the Company and its Subsidiaries, taken as a whole, amend or modify or terminate (excluding terminations or renewals upon expiration of the term thereof in accordance with the terms thereof) any Contract which constitutes a Company Material Contract or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (ii) enter into any Contract (other than any Contracts entered into in the ordinary course of business or Contracts with customers) that would have been a Company Material Contract had it been entered into prior to the date hereof. Notwithstanding the provisions of this Section 5.01(k), if another subsection of this Section 5.01 governs conduct or actions of the same type or nature as this Section 5.01(k), and such other subsection expressly permits such conduct or actions to be taken by the Company in conflict with this Section 5.01(k), then the Company or its Subsidiaries shall be permitted to take such conduct or action;

(l) (i) unless required by applicable Law, recognize any new labor organization, union, employee association, trade union, works council or other similar employee representative or (ii) negotiate, enter into, amend, modify or terminate any collective bargaining agreement;

(m) grant, amend or terminate, or authorize or provide for any payment of cash (whether in connection with the Transactions or otherwise) in respect of, any equity or equity-based awards (including Company Ordinary Shares, Company Options or Company RSUs), other than the grant of Company Options and Company RSUs covering not more than 40,000 Company Ordinary Shares in the aggregate, to newly-hired non-executive employees in the ordinary course of business and with such terms as are consistent with past practice (including vesting requirements and any provisions for acceleration upon specified events, provided that such awards will not provide for any vesting acceleration to occur as a result of the consummation of the Transactions);

(n) except (x) as required pursuant to the express provisions of a Company Plan in effect and provided to Parent prior to the date hereof, (y) as otherwise required by applicable Law, or (z) as set forth in Section 5.01(n) of the Company Disclosure Schedule, (i) grant or provide any severance or termination payments or benefits (including pursuant to any agreement or arrangement or amendment to any existing agreement or arrangement) to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, (iii) increase the compensation payable to any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries, other than (A) increases of compensation payable to non-executive employees of the Company or any of its Subsidiaries or independent contractors and consultants of the Company or any of its Subsidiaries, in the ordinary course of business consistent with past practice, in an amount not to exceed $350,000 in the aggregate, (B) increases in the compensation of any executive employee of not greater than an aggregate of 3% of the current consideration payable to such person, and (C) increases in compensation required by Brazilian law, (iv) establish, adopt, terminate or amend any material Company Plan (including, without limitation, with respect to any plan, program, agreement, or other arrangement by and between the Company and any current or former employee, officer, non-employee director, independent contractor or consultant of the Company or any of its Subsidiaries that provides for any payments or benefits in connection with a change in control, whether alone or in combination with other events such as a termination of service, or any plan, program, arrangement, policy or agreement that would be a material Company Plan if it were in existence on the date hereof, (v) terminate the employment of any current employee of the Company or any of its Subsidiaries with a title of senior vice-president or above other than for cause or for performance related reasons, or (vi) promote any employee of the Company or any of its Subsidiaries to a position that reports directly to the chief executive officer of the Company;

(o) waive, release, limit or condition any restrictive covenant obligation of any current or former employee or independent contractor of the Company or any of its Subsidiaries;

(p) change the Company’s methods of financial accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Authority or applicable Law;

(q) (i) make or change any material election with respect to Taxes other than elections in the ordinary course of business, (ii) adopt or change any method of Tax accounting, (iii) amend any Tax Return, (iv) settle any claim or assessment in respect of Taxes, (v) agree to an extension or waiver of the limitation period for any claim or assessment in respect of Taxes, (vi) enter into any closing agreement, or (vii) surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(r) (i) compromise or settle any Proceeding, in each case made or pending by or against the Company or any of its Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of Proceedings that: (x) are for an amount (in excess of insurance proceeds), individually or in the aggregate, not to exceed $500,000 or that are outstanding as of the date hereof and are disclosed in Section 5.01 of the Company Disclosure Schedule, (y) do not involve an admission of guilt or impose any injunctive relief or a material restriction on the Company or its Subsidiaries, and (z) do not involve material Company Owned Intellectual Property Rights or (ii) commence any Proceeding, other than in the ordinary course of business;

(s) take any actions that would or would be reasonably likely to (i) result in any of the conditions set forth in Article 8 not being satisfied, (ii) result in new or additional required approvals from any Governmental Authority in connection with the Transactions that would materially delay the consummation of the Transactions, or (iii) materially impair the ability of Parent, Infiniti, the Company, Holdco or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement or materially delay such consummation;

(t) authorize, apply for or cause to be approved the listing of Company Ordinary Shares on any stock exchange other than Nasdaq and TASE;

(u) fail to pay any maintenance and similar fees or fail to take any other appropriate actions as necessary to prevent the abandonment, invalidation, loss, impairment or dedication to the public domain of any Company Intellectual Property Rights that are material to the conduct of the Company’s business;

(v) fail to repay or redeem any indebtedness to a third party in an amount exceeding $250,000 that becomes due and payable as a result of the Transactions or otherwise;

(w) cancel, terminate, fail to keep in place, fail to pay any premium on or reduce the amount of any insurance coverage provided by existing insurance policies without obtaining substantially equivalent (in the aggregate) substitute insurance coverage, other than in the ordinary course of business or if the Company, in its reasonable judgment, determines that such cancellation, termination or failure to pay such premium or keep in place would not result in the Company and its Subsidiaries having inadequate coverage, including after giving effect to any insured self-retention or co-insurance feature;

(x) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, in each case, of the Company or any Subsidiary of the Company;

(y) acquire any fee interest in real property;

(z) enter into any material interest rate swaps, non-U.S. exchange or other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk); or

(aa) agree, resolve or commit to do any of the foregoing.

Section 5.02 No Solicitation.

(a) The Company shall, cause its Subsidiaries to and shall request that its Representatives, immediately cease (i) any communications, discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal, (ii) furnishing to any Person (other than Parent, Infiniti, Holdco, Merger Sub, their respective Representatives and the Company’s Representatives) any information with respect to a Company Acquisition Proposal and (iii) cooperating with, assisting in, participating in, knowingly facilitating or encouraging a Company Acquisition Proposal and, if applicable, shall request to have returned to the Company or destroyed any confidential information that has been provided to any Person during any such communications, discussions or negotiations occurring in the six (6) months prior to the date hereof. From and after the date hereof until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article 9, the Company shall not, nor shall it permit any of its Subsidiaries or authorize or knowingly permit any of its Representatives to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated) or knowingly facilitate any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (B) subject to Section 5.02(b), approve, recommend or publicly propose to approve or recommend, a Company Acquisition Proposal, (C) subject to Section 5.02(b), approve, recommend, publicly propose to approve or recommend or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding, in each case relating to a Company Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement) or a Company Superior Proposal (each an “Alternative Company Acquisition Agreement”), (D) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (E) agree to do any of the foregoing; provided, however, if, prior to the receipt of the Company Shareholder Approval, following the receipt of a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Company Superior Proposal and that was not solicited in violation of this Section 5.02(a) and was made after the date hereof, the Company may, in response to such Company Acquisition Proposal and subject to compliance with Section 5.02(b), furnish information with respect to the Company to the Person making such Company Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Company Acquisition Proposal; provided, that (1) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into a confidentiality agreement with the Person making such Company Acquisition Proposal (an “Acceptable Company Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 5.02 and (y) contains provisions that in the aggregate are no less restrictive on such Person than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (provided that such agreement does not need to contain any provision prohibiting (including any direct or indirect “standstill” or similar provisions that prohibit) the making of any Company Acquisition Proposal), and (2) promptly (but in any event within 24 hours) following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives).

(b) Notwithstanding anything to the contrary in this Agreement, prior to the receipt of the Company Shareholder Approval, the Company Board may effect a Company Adverse Recommendation Change if (and only if): (I) a written Company Acquisition Proposal that was not solicited in violation of Section 5.02(a) is made to the Company by a Third Party and such Company Acquisition Proposal is not withdrawn; (II) the Company Board concludes in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal; and (III) the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board under the circumstances and applicable Law; provided, however, none of the Company, the Company Board or any committee thereof shall make a Company Adverse Recommendation Change and/or authorize the Company to enter into any Alternative Company Acquisition Agreement unless:

(i) the Company Board provides Parent at least five (5) days’ prior written notice of its intention to take such action (it being understood that the delivery of such notice and any amendment or update thereto and the determination to so deliver such notice, update or amendment shall not, by itself, constitute a Company Adverse Recommendation Change), which notice shall specify in detail the reasons therefor and shall include the information with respect to the Company Superior Proposal that is specified in Section 5.02(c), as well as a copy of such Company Acquisition Proposal and any related Alternative Company Acquisition Agreement;

(ii) during the five (5) days following such written notice described in the foregoing clause (i) (or such shorter period as is specified in this Section 5.02 below), the Company Board and its Representatives have negotiated in good faith with Parent (unless Parent has expressly agreed in writing not to negotiate) regarding any revisions to the terms of this Agreement that may, at Parent’s sole discretion, be proposed by Parent in response to such Company Superior Proposal (it being understood that any modification to the financial or other material terms of such Company Superior Proposal shall result in a new five (5) day period under this Section 5.02(b)(ii)); and

(iii) at the end of the five (5) day period described in the foregoing clause (i) (or such shorter period as specified in this Section 5.02 below), the Company Board concludes in good faith, after consultation with the Company’s outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed), that the Company Acquisition Proposal continues to be a Company Superior Proposal and the failure to make such Company Adverse Recommendation Change would be inconsistent with the fiduciary duties owed by the Company Board to the Company under the circumstances and applicable Law.

Any amendment or modification to the conditionality, price or form of consideration of any Company Superior Proposal will be deemed to be a new Company Acquisition Proposal for purposes of this Section 5.02, and the Company shall promptly (but in any event within 24 hours of occurrence) notify Parent of any such new Company Acquisition Proposal and the Parties shall comply with the provisions of this Section 5.02 with respect thereto; provided, however, that the “matching period” set forth above shall in such circumstance expire on the later of three (3) days after the Company Board provides written notice of such new Company Acquisition Proposal to Parent and the end of the original five (5) day period described in clause (ii) above; provided, further, (x) whether or not there is a Company Adverse Recommendation Change, unless this Agreement has been terminated in accordance with Section 9.01, the Company Board shall submit this Agreement for approval by the Company shareholders at the Company Shareholders’ Meeting (provided, however that, for so long as there is a Company Adverse Recommendation Change, the Company Board shall nevertheless be required in such case to solicit proxies in favor of the adoption of the Merger Agreement and the Transactions); and (y) in the event there is a Company Adverse Recommendation Change made in compliance with this Section 5.02 with respect to a Company Superior Proposal, the Company shall only enter into an Alternative Company Acquisition Agreement with respect thereto by terminating this Agreement in accordance with Section 9.01(f).

(c) In addition to the obligations of the Company set forth in Section 5.02(a) and Section 5.02(b), the Company shall promptly (and in any event within 24 hours) notify Parent in writing (i) of any inquiries, proposals or offers with respect to a Company Acquisition Proposal that are received by, or any non-public information with regard to such Company Acquisition Proposal is requested from, or any discussions or negotiations are sought to be initiated regarding such Company Acquisition Proposal with, the Company (or any of its Representatives), indicating, in connection with such notice, the identity of the Person or group of Persons making the inquiry, proposal or offer and the material terms and conditions of any such inquiries, proposals or offers (and providing copies of all related written inquiries, proposals or offers, including proposed agreements) and (ii) of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person making such Company Acquisition Proposal, information request or inquiry. In no event shall the Company begin providing any such information or engage in such discussions or negotiations prior to providing Parent with the notice required by the preceding sentence. The Company thereafter shall (x) keep Parent reasonably informed, on a reasonably prompt basis (and, in any event, within 24 hours) of the status of any material discussions or negotiations with respect to any such inquiries, proposal or offers and the details of any material changes to the status and material terms of any such inquiries, proposals or offers (including any material amendments thereto or any change to the scope or material terms or conditions thereof, and including copies of any written inquiries, proposals or offers, including proposed agreements and material modifications thereto) and (y) substantially concurrently with the delivery to any such Person, provide to Parent any information concerning the Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such information has been previously provided or made available to Parent.

Section 5.03 Disclosure Documents. None of the documents required to be filed by the Company with the SEC after the date hereof in connection with the Transactions will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, and subject to the last sentence of this Section 5.03, the Company hereby covenants and agrees that none of the information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (a) a registration statement on Form S-4 (or similar successor form) to register the issuance of Parent Common Stock in connection with the Merger (including any amendments or supplements, the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the definitive Joint Proxy Statement/Prospectus included in the Registration Statement at the time it becomes effective to be sent to the Company’s shareholders in connection with the Merger and the other Transactions and Infiniti’s stockholders in connection with the Transactions (including any amendments or supplements, the “Joint Proxy Statement/Prospectus”) will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 5.03, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus which were not supplied by or on behalf of the Company.

Section 5.04 Company Shareholders’ Meeting. The Company shall duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) as promptly as practicable after the date the Registration Statement is declared effective under the Securities Act (except as provided in this Section 5.04) for the purpose of voting on the approval and adoption of this Agreement and the Transactions in accordance with applicable Law. In connection with the Company Shareholders’ Meeting, the Company shall (i) subject to Section 5.02(b), recommend approval and adoption of this Agreement and the Transactions by the Company’s shareholders in the Joint Proxy Statement/Prospectus and (ii) otherwise comply with all legal requirements applicable to such meeting. Subject to Section 5.02(b), regardless of whether there has been a Company Adverse Recommendation Change, the Company will use its reasonable best efforts to solicit from its shareholders proxies in favor of (it being understood that a proxy card will be deemed “in favor of” a matter to be acted upon by the Company’s shareholders if it provides the shareholder with the ability to either vote for, vote against or abstain from voting on such matter) the adoption of this Agreement and take all other actions reasonably necessary or advisable to secure the approval and adoption of this Agreement and the Transactions by the Company’s shareholders, provided that nothing in this Section 5.04 shall prohibit the Company Board or any committee thereof from making a Company Adverse Recommendation Change in compliance with this Agreement. The Company shall keep Parent, Infiniti, Holdco and Merger Sub reasonably updated with respect to proxy solicitation results as reasonably requested by Parent, Infiniti, Holdco or Merger Sub, and shall direct its proxy soliciting agent to provide Parent and its Representatives with the results of all proxy tabulations provided by such proxy soliciting agent to the Company. The Company shall not, without the prior written consent of Parent, adjourn or postpone the Company Shareholders’ Meeting; provided, however, the Company shall have the right to adjourn or postpone the Company Shareholders’ Meeting: (i) after consultation with Parent, for not more than two (2) periods not to exceed ten (10) Business Days each if on the date on which the Company Shareholders’ Meeting is then scheduled, the Company has not received proxies representing a sufficient number of Company Ordinary Shares to obtain the Company Shareholder Approval; (ii) if on the date on which the Company Shareholders’ Meeting is then scheduled, there are insufficient Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting; or (iii) after consultation with Parent, if the failure to adjourn or postpone the Company Shareholders’ Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Joint Proxy Statement/Prospectus to be timely provided to the holders of Company Ordinary Shares. Once the Company has established a record date for the Company Shareholders’ Meeting, the Company shall not change such record date or establish a different record date for the Company Shareholders’ Meeting without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the Company’s organizational documents. Without the prior written consent of Parent, the adoption of this Agreement and the approval of the Transactions (including the Merger) shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s shareholders in connection with the approval of this Agreement and the Transactions) that the Company shall propose to be acted on by the shareholders of the Company at the Company Shareholders’ Meeting. Regardless of whether there is a Company Adverse Recommendation Change, the Company Shareholders’ Meeting shall be held in accordance with the terms hereof unless this Agreement is terminated in accordance with Article 9.

Section 5.05 Compensation Arrangements. At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall take any actions which are necessary to effect the provisions of Section 2.08. The compensation arrangements of the Company’s Chief Executive Officer and Chief Financial Officer following the Effective Time are set forth on Schedule 5.05.

Section 5.06 Repayment of Company Debt. The Company shall obtain and deliver to Parent no later than five (5) Business Days prior to the Effective Time customary payoff letters with respect to (i) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all indebtedness for borrowed money, if any, of the Company and its Subsidiaries outstanding as of the Closing, but excluding any indemnification obligations that survive termination) under any Contract pursuant to which the Company is required to repay or redeem any Indebtedness at or prior to the Closing (the “Loan Documents”), which Loan Documents are set forth on Section 5.06 of the Company Disclosure Schedule, (ii) the termination of the Loan Documents, (iii) the release of all Liens held pursuant to or otherwise related to the Loan Documents, and (iv) such other matters as Parent may reasonably request; unless, in all cases, the counterparty to any such Contract provides a written unconditional waiver to the Company, in form reasonably satisfactory to Parent, of any and all liabilities and obligations that the Company might have in connection with or as a result of this Agreement or the Transactions, including, without limitation, acceleration of any such liabilities and obligations. The principal amount of the Debt Financing less such portion of the Debt Financing to be used to pay the Cash Consideration shall be at least equal to the aggregate principal amount outstanding under the Loan Documents as of the date hereof and shall be used to fulfill Porsche’s undertaking under this Section 5.06.

Section 5.07 Termination of Company Stock Purchase Plan. Prior to the Effective Time, the Company shall terminate any employee stock purchase plan and deliver to Parent evidence reasonably acceptable to Parent of such termination.

Article 6.
COVENANTS OF PARENT, INFINITI, HOLDCO AND MERGER SUB

Section 6.01 Obligations of Parent, Infiniti, Holdco and Merger Sub.

(a) Infiniti shall cause Parent to perform when due its obligations under this Agreement and to consummate the Merger and the other Transactions pursuant to the terms and subject to the conditions set forth in this Agreement. Each of Infiniti and Parent shall cause each of Holdco and Merger Sub to perform when due its respective obligations under this Agreement and to consummate the Merger and the other Transactions pursuant to the terms and subject to the conditions set forth in this Agreement.

(b) During the Pre-Closing Period, Parent will not offer, issue, deliver or sell, or authorize the issuance, delivery or sale of, any equity securities of Parent or any securities convertible into or exchangeable or exercisable for equity securities of Parent other than as provided for in this Agreement and the Investment Agreement.

(c) During the Pre-Closing Period, except as expressly contemplated by this Agreement or the Investment Agreement, as set forth in Section 6.01 of the Parent Disclosure Schedule, as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), or as required by applicable Law or Order, Infiniti shall not, nor shall it permit any of its Subsidiaries, including, without limitation, Parent, to:

(i) directly or indirectly split, combine or reclassify any shares of capital stock of Infiniti or any of its Subsidiaries, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity securities of Infiniti or any of its Subsidiaries, except for acquisitions, or deemed acquisitions, of (A) Infiniti Common Stock in connection with the payment of the exercise price of Infiniti Options with Infiniti Options or Infiniti Common Stock (including in connection with “net exercises”), (B) Infiniti Common Stock in connection with required Tax withholding in connection with the exercise of Infiniti Options or the vesting of or issuance of Infiniti Common Stock subject to Infiniti Restricted Stock Awards or (C) equity securities of any Subsidiary of Infiniti by Infiniti or any of its Subsidiaries;

(ii) (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any equity securities of Infiniti or any of its Subsidiaries or any securities convertible into or exchangeable or exercisable for equity securities of Infiniti or any of its Subsidiaries, other than (x) the issuance of any Infiniti Common Stock pursuant to the exercise of Infiniti Options or the vesting of Infiniti Restricted Stock Awards, in each case that are outstanding as of the date hereof, and in accordance with their terms as in effect on the date hereof and (y) the grant of equity or equity-based awards in the ordinary course of business, or (B) amend any term of any equity security of Infiniti or any of its Subsidiaries (in each case, whether by merger, consolidation or otherwise); or

(iii) take any action to accelerate the vesting of any Infiniti Option or Infiniti Restricted Stock Award.

Section 6.02 Director and Officer Indemnification.

(a) At and after the Effective Time, Parent shall, and shall cause the Surviving Company to, to the fullest extent permitted by applicable Law, indemnify and hold harmless each past and present director or officer of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Company Indemnified Party), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of (i) actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries or (ii) to the extent they are based on or arise out of or pertain to the Transactions, including the Merger, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 6.02; (provided such Company Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, non-appealable judgment such Company Indemnified Party is not ultimately entitled), in each case to the same extent that the Company or its Subsidiaries would have been required to do so pursuant to the Company’s organizational documents and indemnification agreements (to the extent such agreements have been made available to Parent prior to the date hereof) of the Company or its Subsidiaries, as applicable. Notwithstanding anything herein to the contrary, if any Company Indemnified Party notifies the Surviving Company on or prior to the seventh anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 6.02, the provisions of this Section 6.02 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(b) Subject to Section 6.02(a), for seven years after the Effective Time, Parent shall, (i) except to the extent such agreement provides for an earlier termination, cause to be maintained in effect the provisions regarding elimination of liability, indemnification and advancement of expenses in any agreements (other than insurance Contracts) of the Company and its Subsidiaries with any Company Indemnified Party that are in existence on the date hereof, to the extent such agreements have been made available to Parent prior to the date hereof, and (ii) not amend, modify or repeal such provisions in any manner that would materially and adversely affect the rights or protections thereunder of any such Company Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the adoption of this Agreement and the consummation of the Merger).

(c) Prior to the Effective Time, in consultation with Parent as provided in this Section 6.02(c), the Company shall be permitted to, and if the Company fails to do so, Parent shall, obtain and fully pay the premium for a seven-year prepaid “tail” policy for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies, for a claims reporting or discovery period of seven years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided, however, that the Company shall, in cooperation with Parent, use commercially reasonable efforts to obtain the most favorable pricing and most comprehensive coverage reasonably available for such “tail” policy and neither the Company nor Parent shall commit or spend on such “tail” policy more than 300% of the last aggregate annual premium paid by the Company prior to the date hereof for the Company’s current policies of directors’ and officers’ liability insurance (the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to, or in the case of Parent, shall, purchase as much coverage as reasonably practicable for the Base Amount. After the Effective Time, Parent shall cause such “tail” policy to be maintained in full force and effect, for its full term, and shall honor all of its obligations thereunder, and no Party shall have any other obligation to purchase or pay for any insurance hereunder. The Company shall in good faith cooperate and consult with Parent prior to the Effective Time with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options, and shall in good faith consider Parent’s recommendations with respect thereto. If the Company and Parent for any reason fail to obtain such “tail” insurance policy as of the Effective Time, Parent shall (i) maintain in effect for a period of at least seven (7) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such seven-year period thereunder have not exceeded the applicable statute of limitations) the directors’ and officers’ liability coverage in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable in all material respects as provided in the Company’s existing policies as of the date hereof or (ii) purchase comparable directors’ and officers’ liability coverage for such seven-year period (and for so long thereafter as any claims brought before the end of such seven-year period thereunder have not exceeded the applicable statute of limitations) with terms, conditions, retentions and limits of liability that are at least as favorable in all material respects as provided in the Company’s existing policies as of the date hereof; provided, however, in each case, in no event shall Parent be required to commit or spend more than the Base Amount on any such directors’ and officers’ liability coverage.

(d) The provisions of this Section 6.02 (i) are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

Section 6.03 Disclosure Documents. None of the documents required to be filed by Parent or Infiniti with the SEC after the date hereof in connection with the Transactions will, on the date of such filing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In furtherance and not in limitation of the foregoing, and subject to the last sentence of this Section 6.03, Parent, Infiniti, Holdco and Merger Sub hereby covenant and agree that none of the information supplied by or on behalf of Parent, Infiniti, Holdco or Merger Sub specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement/Prospectus will, at the date it is first mailed to Infiniti’s stockholders or at the time of the Infiniti Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 6.03, no representation or warranty is made by Parent, Infiniti, Holdco or Merger Sub with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus which were not supplied by or on behalf of Parent, Infiniti, Holdco or Merger Sub.

Section 6.04 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued pursuant to this Agreement to be approved for listing on the Nasdaq or the New York Stock Exchange, subject to official notice of issuance, at or prior to the Effective Time.

Section 6.05 Company Share-Based Plans. Parent shall use its commercially reasonable efforts to take such actions as are necessary for the assumption and conversion of Company Options and Company RSUs as provided in Section 2.08, including the reservation and listing of Parent Common Stock subject to such awards following the Closing. Following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or similar successor form), or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the Parent Common Stock subject to the Substituted Options and Substituted RSUs.

Article 7.
ADDITIONAL COVENANTS

Section 7.01 Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent, Infiniti, Holdco, Merger Sub and the Company shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other in doing, all things necessary, proper or advisable under applicable Law or Order to consummate and make effective the Transactions as promptly as reasonably practicable, including (i) preparing and filing as promptly as reasonably practicable with any Governmental Authority (including the ISA, the Companies Registrar and any other Israeli Governmental Authority) or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate and make effective the Transactions (whether or not such approvals, consents, registrations, permits, authorizations and other confirmations are conditions to the consummation of the Merger pursuant to Article 8); provided, however, that none of the Company, its Subsidiaries nor any of their respective Representatives shall provide notice to, or request consent from, any Third Party with respect to this Agreement or the Transactions without first obtaining the prior written consent of Parent (such consent not to be unreasonably withheld or delayed).

(b) Except as prohibited by applicable Law or Order or by applicable Governmental Authority, each of Parent, Infiniti, Holdco, Merger Sub and the Company shall use reasonable best efforts to (i) cooperate with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private party, (ii) promptly inform the other Parties of (and if in writing, supply to the other Parties) any communication (other than any ministerial communications) received by such Party from, or given by such Party to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) consult with each other prior to taking any material position in discussions with or filings to be submitted to any Governmental Authority regarding any of the Transactions, (iv) permit the other parties to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation to be submitted to any Governmental Authority regarding any of the Transactions, and (v) coordinate with the other Parties in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such Party with any Governmental Authority relating to this Agreement or the Transactions. Notwithstanding anything to the contrary herein, Parent shall, on behalf of the Parties, have control over and lead all communications and strategy, in coordination with the Company, including all analyses, presentations, memoranda, briefs, arguments, opinions, proposals and litigation, relating to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority in connection with consummating the Transactions, except for stockholder litigation as set forth in Section 7.08. The Parties shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.01 in a manner so as to preserve the applicable privilege.

(c) Unless prohibited by applicable Law or Order or by the applicable Governmental Authority, each of Parent, Infiniti, Holdco, Merger Sub and the Company shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation (other than ministerial conversations) with any Governmental Authority in respect of the Transactions (including with respect to any of the actions referred to in Section 7.01(a)) without the other Parties, (ii) to the extent reasonably practicable, give the other Parties reasonable prior notice of any such meeting or conversation and (iii) in the event one such Party is prohibited by applicable Law or Order or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation, keep such non-participating Parties reasonably apprised with respect thereto.

(d) Parent, Infiniti, Holdco, Merger Sub and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Transactions. Without limiting the generality of the foregoing, each Party: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Transactions; (ii) shall use reasonable best efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or Contract, request by a Governmental Authority, or otherwise) by such Party in connection with the Transactions; and (iii) shall use reasonable best efforts to lift or cause to be overturned any restraint, injunction or other legal bar to the Transactions.

Section 7.02 Joint Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, Parent shall cause to be prepared (with the Company’s reasonable cooperation) and filed with the SEC the Registration Statement, including the Joint Proxy Statement/Prospectus. Each of Parent and the Company shall use its reasonable best efforts to ensure that the Registration Statement, including the Joint Proxy Statement/Prospectus, complies as to form in all material respects with the rules and regulations promulgated by the SEC under the Exchange Act and the Securities Act and with all other applicable Law. The Company and Parent (as applicable) shall ensure that the Joint Proxy Statement/Prospectus includes (i) the opinion of the Company’s financial advisor referred to in Section 3.20; and (ii) a summary of the financial analysis conducted by such financial advisor. Subject to Section 7.02(d) and Section 5.02, the Joint Proxy Statement/Prospectus shall include (i) a statement to the effect that the Company Board has determined that this Agreement and the Merger are fair to and in the best interests of the Company and its shareholders and has approved and declared advisable the execution, delivery and performance of this Agreement and the consummation of the Merger and (ii) the recommendation of the Company Board in favor of approval and adoption of this Agreement and the Merger. Parent and the Company shall use their respective reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC). Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and any necessary state securities Laws or “blue sky” notice requirements in connection with the issuance of Parent Common Stock. As promptly as practicable after the Registration Statement shall have become effective, the Company shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be delivered to its shareholders in accordance with applicable Law and the rules and regulations of Nasdaq.

(b) Each of Parent and the Company shall furnish all information concerning such Party and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other Party and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Joint Proxy Statement/Prospectus, the Registration Statement, and the resolution of any comments either Party received from the SEC. If at any time prior to the later of the receipt of the Company Shareholder Approval and Infiniti Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Joint Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Joint Proxy Statement/Prospectus, to the extent required by applicable Law, disseminated to the shareholders of the Company.

(c) The Parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus or the Registration Statement or for additional information and shall supply, within one (1) day of receipt thereof, the other Parties with copies of (A) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Joint Proxy Statement/Prospectus, or the Registration Statement and (B) all stop orders of the SEC relating to the Registration Statement. Each Party shall give the other Parties and their respective counsel a reasonable opportunity to participate in preparing the proposed response by such Party to comments received from the SEC or its staff and to provide comments on any proposed response thereto, and such Party shall give reasonable consideration to any such comments. Each Party shall use reasonable best efforts to respond promptly to any comments of the SEC or their respective staff with respect to the Joint Proxy Statement/Prospectus or the Registration Statement, as applicable.

(d) For the avoidance of doubt, no amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement will be made by Parent or the Company without the approval of the other Parties, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the Company, in connection with a Company Adverse Recommendation Change made in compliance with the terms hereof may (and Parent shall comply with any request by the Company to) amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the Company Board for making such a Company Adverse Recommendation Change, and (iii) additional information reasonably related to the foregoing Adverse Recommendation Change. Notwithstanding a Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with Article 9, the Company shall nonetheless timely set a record date for, duly call, give notice of, convene and hold the Company Shareholders’ Meeting and submit this Agreement for adoption by the Company shareholders and use its reasonable best efforts to solicit from such shareholders proxies in favor of (it being understood that a proxy card will be deemed “in favor of” a matter to be acted upon by the Company’s shareholders if it provides the shareholder with the ability to either vote for, vote against or abstain from voting on, such matter) the adoption of this Agreement and take all other actions reasonably necessary or advisable to secure the approval and adoption of this Agreement and the Transactions by the Company’s shareholders, provided that nothing in this Section 7.02 shall prohibit the Company Board or any committee thereof from making a Company Adverse Recommendation Change in compliance with this Agreement.

Section 7.03 Merger Proposals, Notice and Actions by Companies Registrar.

(a) Subject to the ICL, as promptly as practicable after the execution of this Agreement: (i) each of the Company and Merger Sub will cause a merger proposal (in the Hebrew language) in the form required under the ICL and attached as Exhibit D (together, the “Merger Proposals”) to be executed in accordance with Section 316 of the ICL; (ii) the Company will take the actions necessary to obtain approval from its shareholders pursuant to Section 5.04, it being understood that the sole shareholder of Merger Sub shall have approved the Merger prior to the execution and delivery of this Agreement; and (iii) within three (3) Business Days from the date that notice of the Company Shareholders’ Meeting is sent pursuant to Section 5.04, the Company and Merger Sub will jointly deliver and file their respective Merger Proposals with the Companies Registrar in accordance with Section 317(a) of the ICL. Each of the Company and Merger Sub will cause a copy of its Merger Proposal to be delivered to each of their secured creditors, if any, no later than three (3) days following the date on which the Merger Proposals are delivered to the Companies Registrar, and will promptly inform its unsecured creditors, if any, of its Merger Proposal and the contents thereof in accordance with Section 318 of the ICL and the regulations promulgated thereunder. Subject to the ICL, promptly after the Company and Merger Sub will have complied with the preceding sentence, but in any event no more than three (3) Business Days following the date on which such notice was sent to the creditors, the Company and Merger Sub will inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors pursuant to Section 318 of the ICL and the regulations promulgated thereunder. In addition to the above, each of the Company and, if applicable, Merger Sub, will (A) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (1) two daily Hebrew newspapers circulated in the State of Israel on the day that the Merger Proposals are submitted to the Companies Registrar, (2) one newspaper circulated in the United States, no later than three (3) Business Days following the day on which the Merger Proposals were submitted to the Companies Registrar, and (3) in such other manner as may be required by applicable Laws, (B) within four (4) Business Days following the date of submission of the Merger Proposals to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the ICL) of which the Company or Merger Sub, as applicable, is aware, in which it will state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (A) above, and (C) display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (A)(1) above), no later than three (3) Business Days following the date on which the Merger Proposals were submitted to the Companies Registrar.

(b) The Merger will become effective in accordance with Section 323 of the ICL and this Agreement no earlier than (i) the later of thirty (30) days from the date of the Company Shareholder Approval or fifty (50) days from the submission of the Merger Proposals to the Companies Registrar and (ii) the receipt of the Merger Certificate from the Companies Registrar.

(c) Each of the Company and Merger Sub will (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of the decision of the respective general meetings of shareholders or written consent in lieu of a meeting, as applicable, with respect to approval of the Merger within three (3) days following the approval by the shareholders of the Company and Merger Sub, respectively.

Section 7.04 Public Announcements. The initial press release with respect to the execution of this Agreement and the Transactions shall be a joint press release in a form reasonably acceptable to Parent and the Company. Except (a) for communications consistent with the final form of such joint press release, (b) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of Nasdaq, (c) subject to Section 5.02, in connection with or relating to an Acquisition Proposal received by the Company, or (d) subject to Section 5.02, in connection with a Company Adverse Recommendation Change made in compliance with this Agreement, the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or other public written communications or otherwise making planned public statements with respect to the Merger and the other transactions contemplated by this Agreement. Notwithstanding the forgoing, nothing in this Section 7.04 shall prevent any current or prospective Affiliate of Parent that is a private equity or similar investment fund, or any manager or general partner of any such fund, from reporting or disclosing with respect to fundraising, marketing, informational or reporting activities, on a confidential basis, to its partners, investors, potential investors or similar parties, general information regarding this Agreement and the Transactions, in each case subject to customary obligations of confidentiality with respect to non-public information such as transaction value or other specific economic terms; provided, that Parent shall be liable for any disclosures made by the recipients pursuant to this sentence.

Section 7.05 Notice of Certain Events. Each of Parent and the Company shall promptly notify and provide copies to the other of:

(a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Transactions; and

(b) any written notice or other communication from any Governmental Authority or securities exchange in connection with the Transactions.

Section 7.06 Access to Information.

(a) Subject to Section 7.06(b), during the Pre-Closing Period, the Company shall, and shall cause its Subsidiaries and Representatives to: (a) provide Parent and its Representatives with reasonable access during normal business hours to the personnel and assets of the Company and its Subsidiaries and to all existing books, records, Tax Returns, work papers (including accountant work papers and shall cause its accountants to grant access thereto) and other documents and information relating to the Company and its Subsidiaries; and (b) provide Parent and its Representatives with such copies of the existing books, records, Tax Returns, work papers (including accountant work papers and shall cause its accountants to grant access thereto) and other documents and information relating to the Company and its Subsidiaries, and with such additional financial, operating and other data and information regarding the Company and its Subsidiaries as Parent may reasonably request. All information exchanged pursuant to this Section 7.06 shall be subject to the provisions of the Confidentiality Agreement. Without limiting the generality of any of the foregoing and subject to Section 7.06(b), during the Pre-Closing Period, the Company shall promptly provide Parent upon its reasonable request with copies of:

(i) all material operating and financial reports to the extent prepared by the Company and its Subsidiaries for the Company’s senior management, including copies of unaudited monthly consolidated balance sheets of the Company and its Subsidiaries and related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows; and (B) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the senior management of the Company;

(ii) any written materials or communications distributed by or on behalf of the Company to its shareholders;

(iii) any material notice, correspondence, document or other communication sent by or on behalf of any of the Company or its Subsidiaries to any party to any Company Material Contract, or sent to any of the Company or its Subsidiaries by any party to any Company Material Contract (other than any communication that relates solely to routine commercial transactions between the Company or any of its Subsidiaries and the other party to any such Contract and that is of the type sent in the ordinary course of business);

(iv) any notice, report or other document filed with or sent to any Governmental Authority on behalf of any of the Company or its Subsidiaries in connection with the Merger or any of the other Transactions; and

(v) any material notice, report or other document received by any of the Company or its Subsidiaries from any Governmental Authority.

(b) Notwithstanding the foregoing provisions in Section 7.06(a), the Company may restrict or otherwise prohibit access to any documents or information to the extent that: (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information; (ii) access to such documents or information would waive any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or would result in the disclosure of any trade secrets of any third party; or (iii) access to a Contract to which any of the Company or its Subsidiaries is a party as of the date hereof or otherwise bound as of the date hereof if such access would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; provided, that, in the case of each of clauses (i), (ii) and (iii), the Company shall: (A) give reasonable notice to Parent of the fact that it is restricting or otherwise prohibiting access to such documents or information pursuant to this Section 7.06(b); (B) inform Parent with sufficient detail of the reason for such restriction or prohibition; and (C) use, and cause its Subsidiaries to use, reasonable best efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition.

(c) Any investigation conducted pursuant to the access contemplated by this Section 7.06 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or, create a material risk of damage or destruction to any material property or material assets of the Company or its Subsidiaries, and that complies with the terms, conditions and insurance requirements of the applicable Company Real Property Lease. Such access shall not include the right to perform “invasive” testing, soil, air or groundwater sampling or any Phase II environmental assessments.

Section 7.07 Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent, Holdco and Merger Sub and shall take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the respective rules and policies of Nasdaq and the TASE to enable the de-listing by the Surviving Company of the Company Ordinary Shares from Nasdaq and the TASE and the deregistration of the Company Ordinary Shares and other securities of the Company under the Exchange Act and the Israeli Securities Law as of the Effective Time.

Section 7.08 Stockholder Litigation. Each of Parent, Infiniti, Holdco and Merger Sub, on the one hand, and the Company, on the other hand, shall promptly notify the other Party of any stockholder litigation against it or any of its Subsidiaries or Representatives arising out of or relating to this Agreement, the Merger or the other Transactions and shall keep the other reasonably informed regarding any such stockholder litigation. Each of Parent, Infiniti, Holdco and Merger Sub, on the one hand, and the Company, on the other hand, shall give the other Party and the Investors reasonable opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and shall give due consideration to the other Party’s views with respect to such stockholder litigation; provided that, notwithstanding anything to the contrary contained herein, the Company shall not settle any such litigation for an amount exceeding $250,000 (individually or in the aggregate) or involving equitable relief without the prior written consent of Parent and the Investors (which consent shall not be unreasonably conditions, withheld or delayed).

Section 7.09 Israeli Securities Exemptions.

(a) Parent shall take those actions reasonably necessary to cause the offering of Parent Common Stock pursuant to the Merger (the “Israeli Offering”) to comply with the Israeli Securities Law, with the coordination of the ISA, which actions may include listing the Parent Common Stock on the TASE on or promptly following the Closing Date pursuant to Section E’3 of the Israeli Securities Law and obtaining a permit from the ISA based on the Registration Statement or obtaining a valid exemption from the requirement to publish an Israeli prospectus under the Israeli Securities Law (any such permit or exemption, the “Israeli Offering Exemption”). Each of the Parties hereto agrees to fully cooperate with the other Parties with respect to the foregoing and in submitting requests or filings to, sharing correspondence from and holding joint discussions or meetings with any Governmental Authority in connection with the Israeli Offering Exemption.

(b) As promptly as practicable after the date hereof, Parent shall cause its Israeli counsel to prepare and file with the ISA an application for an exemption from the requirements of the Israeli Securities Law concerning the publication of an Israeli prospectus in respect of the assumption by Parent and the conversion of the Company Options into Substituted Options in accordance with the provisions of Section 2.08 hereof, pursuant to Section 15D of the Israeli Securities Law (the “Israeli Options Exemption”, and together with the Israeli Offering Exemption, the “Israeli Securities Exemptions”). The Company shall cooperate and cause its Representatives to cooperate with Parent in connection with the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Options Exemption. Subject to the terms and conditions hereof, Parent shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Israeli Options Exemption as promptly as practicable.

Section 7.10 Anti-Takeover Law. If any anti-takeover Law is or may become applicable to the Merger or any of the other Transactions, the Company, the Company Board and the Parent Board shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such anti-takeover law on the Transactions to the greatest extent permissible under such anti-takeover law.

Section 7.11 Corporate Governance Matters. At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of the directors of the Company and of any Subsidiary as agreed between Parent and the Company, effective at the Effective Time.

Section 7.12 Financing.

(a) The Company agrees to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its officers, directors, employees, financial advisors, counsel, accountants and other Representatives and Affiliates to provide, all cooperation reasonably requested by Parent, Holdco or Merger Sub to assist them in connection with the arrangement of the Financing. Such cooperation shall include but shall not be limited to the following:

(i) participating (with appropriate seniority and expertise, of the Company to participate as possible) at reasonable times, upon reasonable advance notice, in meetings, presentations, due diligence sessions, and sessions with rating agencies, and otherwise cooperating with the marketing efforts for any of the Debt Financing;

(ii) assisting Parent and the lenders under the Debt Financing with the timely preparation of customary: (1) materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing; (2) memoranda and similar documents, in each case required in connection with the Debt Financing; and (3) forecasts of financial statements for one or more periods following the Closing Date (which, for the avoidance of doubt, will not include or be deemed to require the Company to prepare such forecasts of financial statements);

(iii) cooperating with Parent in connection with the preparation and registration of any pledge and security documents, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or lenders under the Debt Financing (including using best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Parent), and otherwise reasonably facilitating the pledging of collateral, including but not limited to stock certificates, and the granting of security interests in respect of the Debt Financing;

(iv) furnishing Parent, Holdco, Merger Sub and the lenders under the Debt Financing, as promptly as practicable, with all financial information reasonably required to be provided pursuant to the Debt Financing Commitment (all such information and documents in this Section 7.12(a)(iv), the “Required Financing Information”); provided, that such Required Financing Information will be deemed to not have been delivered if, at any point prior to the completion of the Debt Financing, such Required Financing Information contains any untrue statement of a material fact or omits to state any material fact necessary in order to make such Required Financing Information, in the light of the circumstances under which they were made, not misleading, unless and not until in each case the deficiency has been rectified;

(v) cooperating with Parent to obtain customary and reasonable corporate and facilities ratings, consents, landlord waivers and estoppels, non-disturbance agreements, non-invasive environmental assessments, legal opinions, surveys and title insurance as reasonably requested by Parent;

(vi) reasonably facilitating the pledging or the reaffirmation of the pledge of collateral (including obtaining and delivering any pay-off letters and other cooperation in connection with the repayment or other retirement of existing indebtedness and the release and termination of any and all related liens) on or prior to the Closing Date;

(vii) delivering notices of prepayment within the time periods required by the relevant agreements governing indebtedness and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at the Closing, and giving any other necessary notices, to allow for the payoff, discharge and termination in full at the Closing of all indebtedness;

(viii) providing authorization letters to the lenders under the Debt Financing authorizing the distribution of information to prospective lenders or investors, in connection with any marketing efforts in connection with the Debt Financing, provided that the recipients of such information agree to customary confidentiality arrangements;

(ix) taking corporate actions reasonably requested by Parent to permit the consummation of the Debt Financing; and

(x) if requested by Parent or a lenders under the Debt Financing at least three (3) Business Days prior to the Closing Date, within a reasonable time furnishing Parent and the lenders under the Debt Financing with all documentation and other information about the Company and its Subsidiaries and Affiliates as is reasonably requested by Parent relating to applicable “know your customer” anti-money laundering and any other applicable governmental rules and regulations. The Company hereby consents to the reasonable use of its logos (without granting to any person any right, title or interest therein except for the limited rights expressly provided in this sentence) in connection with the Financing so long as such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company or any of its marks or other Company Intellectual Property Rights. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment or the Investment Agreement, the Company shall provide such cooperation as may be reasonably requested by Parent, Holdco or Merger Sub necessary for them to obtain alternative financing from alternative sources.

(b) Parent agrees that it will not, without the Company’s prior written approval, (i) add any conditions precedent to the Debt Financing Commitment, (ii) amend any existing conditions precedent to the Debt Financing Commitment in a manner that is material and adverse to the Company, or (iii) materially increase the principal amount or interest rate or otherwise materially amend the economic terms under the Debt Financing (including changes to financial covenants), to the extent that such increase or change, if in effect on the date hereof, would have reasonably resulted in the Company Board being unable to make the determination, as of the date of this Agreement, under Section 315 of the ICL that there is not a reasonable suspicion that the Surviving Company will not be able to pay its debts to its creditors following the Merger.

(c) No lender under the Debt Financing will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise. The Company or any of its Affiliates will not have any liability to the lender or any of its Affiliates relating to or arising out, the Debt Financing or otherwise, whether at law or equity, in contract, in tort or otherwise.

(d) Notwithstanding anything to the contrary in this Agreement, none of the Company, any of its Subsidiaries or any of its or their respective directors or officers or other personnel, shall be required by this Section 7.12(d) to take any action or provide any assistance that unreasonably interferes in any material respect with the ongoing operations of the Company and its Subsidiaries or to execute or deliver any certificate, document, instrument or agreement that is effective prior to the Closing or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing.

(e) Notwithstanding anything in this Agreement to the contrary, none of the Company or its Subsidiaries shall be required to (i) pay any commitment or other similar fee, including under any guarantee or pledge or any other document relating to the Financing prior to the Closing or (ii) enter into any binding agreement or commitment or any resolution or otherwise take any corporate or similar action with respect to the Financing that, in each case, is not conditioned on the occurrence of the Closing.

(f) Infiniti and Parent shall (i) indemnify and hold harmless the Company and its Subsidiaries and its and their respective Representatives (collectively, the “Section 7.12 Indemnitees”) from and against any and all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by the Section 7.12 Indemnitees in connection with their cooperation and assistance obligations set forth in this Section 7.12, other than reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees), judgments, fines, claims, losses, penalties, damages, interest, awards, liabilities or obligations directly or indirectly suffered or incurred by the Section 7.12 Indemnitees resulting from the gross negligence of any Section 7.12 Indemnitees, and (ii) reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Company and its Subsidiaries (and its and their respective Representatives) in connection with their cooperation and assistance obligations set forth in this Section 7.12.

Section 7.13 Tax Treatment. The Parties intend that (a) the Merger, taken together with the Infiniti Merger and the Investment Transactions, qualify as a transaction described in Section 351 of the Code, (b) the Infiniti Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (c) this Agreement constitute a “plan or reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations. Each of Parent, Holdco, Merger Sub, Infiniti and the Company (together with each of its respective Subsidiaries) shall use its reasonable best efforts to cause the Merger, taken together with the Infiniti Merger and the Investment Transactions, to qualify, and shall not take any action or fail to take any action that could reasonably be expected to impede or prevent the Merger, taken together with the Infiniti Merger and the Investment Transactions, from qualifying, as a transaction described in Section 351 of the Code. Each of Parent, Holdco, Merger Sub, Infiniti and the Company (together with each of its respective Subsidiaries) shall use its reasonable best efforts to cause the Infinity Merger to qualify, and shall not take any action or fail to take any action that could reasonably be expected to impede or prevent the Infiniti Merger from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Holdco, Merger Sub, Infiniti and the Company (together with each of its respective Subsidiaries) agrees to file each Tax Return in a manner that is consistent with the Tax treatment described in this Section 7.13 and shall not otherwise take any Tax position that is inconsistent with the Tax treatment described in this Section 7.13 unless, in each case, otherwise required by applicable Law. The Parties hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations.

Article 8.CONDITIONS TO THE MERGER

Section 8.01 Conditions to Obligations of Each Party. The obligations of Parent, Holdco, Merger Sub and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the mutual consent of Parent and the Company):

(a) Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b) Listing. The Parent Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or made applicable to the Merger or the Parent Common Stock Issuance by any Governmental Authority that prohibits, restrains, or makes illegal the consummation of the Merger or Parent Common Stock Issuance as contemplated hereunder.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order that is in effect, or pending Proceedings seeking a stop order.

(e) Governmental Consents. The Parties shall have made any material filing required to obtain all material Governmental Authorizations applicable to the Transactions, including pursuant to any material Competition Law, and all such Governmental Authorizations, including the lapse of any applicable waiting period, shall have been obtained, as applicable.

(f) Israeli Securities Exemptions. The Israeli Securities Exemptions shall have been obtained.

(g) Investment Agreement. The closing of the transactions contemplated by the Investment Agreement shall have occurred or shall occur concurrently with the Closing.

(h) Infiniti Specified Stockholder Approval. Infiniti shall have obtained the Infiniti Specified Stockholder Approval.

Section 8.02 Conditions to the Obligations of Parent, Holdco and Merger Sub. The obligations of Parent, Holdco and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent):

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in this Agreement, other than the Company Specified Representations and the representations and warranties contained in Section 3.05(a) (Capitalization), shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have or result in, a Company Material Adverse Effect; provided, however, for purposes of determining the accuracy of such representations and warranties: all materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(ii) each of the representations and warranties contained in the first sentence of Section 3.01 (Corporate Existence and Power), Section 3.02(a) (Corporate Authorization), the first two sentences of Section 3.06(a) (Subsidiaries), the first and third sentences of Section 3.06(b) (Subsidiaries), Section 3.09(b) (Absence of Certain Changes), Section 3.19 (Finder’s Fees, etc.), Section 3.20 (Opinion of Financial Advisor), and Section 3.21 (Anti-Takeover Law) (collectively, the “Company Specified Representations”) shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date); and

(iii) the representations and warranties contained in Section 3.05(a) shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except for inaccuracies that are de minimis in aggregate.

(b) Performance of Obligations. The Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Closing Date.

(c) Company Material Adverse Effect. Since the date hereof, there shall not have been, nor shall there have occurred any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, would reasonably be likely to result in, any Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate on behalf of the Company by the Company’s chief executive officer and chief financial officer, in their capacity as such and not individually, confirming that the conditions set forth in clauses (a), (b) and (c) have been duly satisfied.

(e) [Reserved.]

(f) DBSI Management Services Agreement. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent of the termination of that certain Management Services Agreement, dated as of June 29, 2017, by and between the Company and D.B.S.I. Investments Ltd.

(g) Minimum Cash. The Company shall have not less than $3,000,000 in Cash and Cash Equivalents (net of indebtedness of the Company and its Subsidiaries) as of the Effective Time.

(h) Ministry of Communications. The Company shall have delivered to Parent the following consents, which shall be in form and substance acceptable to, and shall not impose any adverse conditions, limitations, restrictions or other criteria (including, without limitation, with respect to the composition of the board of directors and/or officers of Parent, Infiniti or any of Infiniti’s Subsidiaries, other than the Company) that are not acceptable to, Infiniti and the Investors: (i) the Consent of the Ministry of Communications in connection with the Trade License issued pursuant to the Wireless Telegraph Ordinance [New Version] 5732–1972, and (ii) the Consent of the Minister of the Ministry of Communications in connection with the Special License issued pursuant to the Communications Law (Telecommunications and Broadcasting), 5742-1982 and the Wireless Telegraph Ordinance [New Version] 5732–1972.

(i) Mexican Subsidiaries. The Company shall have delivered to Parent evidence satisfactory to Parent that the Company owns at least 99.99% of the issued and outstanding shares of each of Pointer Recuperación de México, S.A. de C.V. and Pointer Logistica y Monitoreo, each, a company organized under the laws of Mexico (collectively, the “Mexican Subsidiaries”), and that each Mexican Subsidiary maintains all of the corporate books that it is required to maintain under Mexican Law.

Section 8.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the Company):

(a) Representations and Warranties.

(i) Each of the representations and warranties of Parent contained in this Agreement, other than Parent Specified Representations and the representations and warranties contained in Section 4.05(a) (Capitalization), shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have or result in, a Parent Material Adverse Effect; provided, however, for purposes of determining the accuracy of such representations and warranties: all materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(ii) each of the representations and warranties contained in the first sentence of Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.06 (Subsidiaries), Section 4.07 (Finder’s Fees, etc.), and Section 4.08 (Ownership of Company Ordinary Shares; Anti-Takeover Law) (collectively, the “Parent Specified Representations”) shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date);

(iii) the representations and warranties contained in Section 4.05(a) shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date);

(iv) each of the representations and warranties of Infiniti contained in Article 5 of the Investment Agreement, other than the Specified Representations (as defined in the Investment Agreement) of Infiniti and the representations and warranties of Infiniti contained in Section 5.06(a) (Capitalization) of the Investment Agreement, shall be true, accurate and complete as of the date hereof and as of the Closing Date as if made on the Closing Date (other than any such representation and warranty made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date), except where any inaccuracy in such representations and warranties, individually or in the aggregate, has not had, and would not reasonably be expected to have or result in, a Material Adverse Effect (as defined in the Investment Agreement); provided, however, for purposes of determining the accuracy of such representations and warranties all “material,” “in all material respects,” “Material Adverse Effect” (as defined in the Investment Agreement) or similar materiality qualifications limiting the scope of such representations and warranties shall be disregarded;

(v) each of the Specified Representations (as defined in the Investment Agreement) of Infiniti shall be true, accurate and complete in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date); and

(vi) the representations and warranties of Infiniti contained in Section 5.06(a) (Capitalization) of the Investment Agreement shall be true, accurate and complete in all respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (other than such representations and warranties made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date), except for inaccuracies that are de minimis in the aggregate.

(b) Performance of Obligations. Each of Parent and Infiniti shall have complied with or performed in all material respects all of its covenants and agreements it is required to comply with or perform at or prior to the Closing Date.

(c) Certificate. The Company shall have received a certificate on behalf of each of Parent and Infiniti by their respective chief executive officers and chief financial officers, in their capacity as such and not individually, confirming that the conditions set forth in clauses (a) and (b), as applicable, have been duly satisfied.

(d) Parent Material Adverse Effect. Since the date hereof, there shall not have been, nor shall there have occurred any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, would reasonably be likely to result in, any Parent Material Adverse Effect, where the definition of Parent Material Adverse Effect shall be deemed to cover, in addition to the Parent and its Subsidiaries, also Infiniti.

Article 9.
TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned, only as follows:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approval and/or the Infiniti Stockholder Approval);

(b) by either Parent or the Company at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approval and/or the Infiniti Stockholder Approval) if a Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order, or shall have enacted, issued, promulgated, entered, enforced or deemed applicable to the Merger a Law, or shall have taken any other action, having the effect of: (A) permanently restraining, enjoining or otherwise prohibiting the Merger or Parent Common Stock Issuance; or (B) making the consummation of the Merger or the Parent Common Stock Issuance illegal; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(b) shall not be available to any Party whose breach of any provision of this Agreement results in the issuance of such final and non-appealable Order, the enactment, issuance, promulgation, entry or enforcement of such Law or the taking of any such other action by such Governmental Authority;

(c) by either Parent or the Company if the Effective Time shall not have occurred on or prior to September 30, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any Party whose breach of any provision of this Agreement results in the failure of the Effective Time to have occurred by such time;

(d) by either Parent or the Company if the Company Shareholder Approval shall not have been obtained at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(d) shall not be available to the Company if the breach of any provision of this Agreement by the Company results in the failure to obtain the Company Shareholder Approval at the Company Shareholders’ Meeting;

(e) by Parent (i) prior to the receipt of the Company Shareholder Approval, if the Company, the Company Board or any committee thereof shall have effected a Company Adverse Recommendation Change, (ii) upon a willful and intentional breach by the Company of its obligations pursuant to Section 5.02, or (iii) upon a breach of the Company’s obligation to hold the Company Shareholders’ Meeting and use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and take all other actions reasonably necessary or advisable to secure the approval and adoption of this Agreement and the Transactions by the Company’s shareholders, in accordance with the terms of Section 5.04;

(f) by the Company prior to the receipt of the Company Shareholder Approval if (i) the Company Board authorizes the Company to enter into an Alternative Company Acquisition Agreement with respect to a Company Superior Proposal in accordance with the terms of Section 5.02(b) that did not result from a solicitation in breach of Section 5.02(a), (ii) substantially concurrent with the termination of this Agreement, the Company enters into an Alternative Company Acquisition Agreement providing for a Company Superior Proposal that did not result from a solicitation in breach of, failure to comply with requirements to provide a “matching period” as set forth in, or any other willful and intentional breach of, Section 5.02, and (iii) prior to or concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 9.03(b);

(g) by the Company, if Parent, Infiniti, Holdco or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Parent, Infiniti, Holdco or Merger Sub shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 8.03(a) or Section 8.03(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice by the Company to Parent of such breach, failure to perform or failure to be true; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(g) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that a condition contained in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(h) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a Willful Breach of Section 5.02, as to which Section 9.01(e) will apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true (i) would result in the failure of any of the conditions set forth in Section 8.02(a) or Section 8.02(b) to be satisfied and (ii) cannot be cured by the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (A) the Outside Date and (B) 30 days after the giving of written notice by Parent to the Company of such breach, failure to perform or failure to be true; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(h) if Parent or Infiniti is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that a condition contained in Section 8.03(a) or Section 8.03(b) would not be satisfied;

(i) by either Parent or the Company if the Investment Agreement shall have been terminated in accordance with its terms; or

(j) by Parent, upon the occurrence of, or if there shall have occurred any effect, change, condition, fact, development, occurrence or event that, individually or in the aggregate with all other effects, changes, conditions, facts, developments, occurrences or events, could reasonably be likely to result in, any Company Material Adverse Effect.

(k) by the Company if (i) all of the conditions to the Closing set forth in Section 8.01 and Section 8.02 (other than the closing of the Investment Transactions and any conditions that by their nature can only be satisfied on the Closing Date and which were, at the time of termination, capable of being satisfied), (ii) the Company confirmed to Parent in writing that all conditions set forth in Section 8.03 have been satisfied (or that it is willing to irrevocably waive (to the extent permitted by Law) any unsatisfied conditions set forth in Section 8.03) and that it stands and will stand ready, willing and able to consummate the Merger, and (iii) Parent, Holdco and Merger Sub have failed to consummate the Closing because of a failure to consummate the Investment Transactions or obtain the Debt Financing (or any alternative financing) by two (2) Business Days before the Outside Date.

Section 9.02 Notice and Effect of Termination.

(a) A Party terminating this Agreement pursuant to Section 9.01 (other than Section 9.01(a)) shall deliver a written notice to the other Parties setting forth specific basis for such termination and the specific provision of Section 9.01 pursuant to which this Agreement is being terminated. A valid termination of this Agreement pursuant to Section 9.01 (other than Section 9.01(a)) shall be effective upon receipt by the non-terminating Party of the foregoing written notice.

(b) In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall be of no further force or effect; provided, however, (i) Section 7.04, this Section 9.02, Section 9.03, Article 10 and the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect; and (ii) the termination of this Agreement shall not relieve any Party from any liability for any Willful Breach of any representation, warranty or covenant contained in this Agreement.

Section 9.03 Termination Fee.

(a) If this Agreement is terminated by Parent or the Company pursuant to Section 9.01(c) or Section 9.01(d) or by Parent pursuant to Section 9.01(e)(ii) or Section 9.01(e)(iii), and (A) at or prior to the time of such termination a Company Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made or, in the case of a termination pursuant to Section 9.01(c), Section 9.01(e)(ii) or Section 9.01(e)(iii), shall have been received by the Company or any of its Representatives; and (B) within 12 months after the date of any such termination, the Company or any of its Affiliates shall have entered into a definitive agreement with respect to any Company Acquisition Proposal or any Company Acquisition Proposal is consummated (regardless of whether it is the same Company Acquisition Proposal), then the Company shall pay, or cause to be paid, to Parent, in cash at the earlier of such time as such agreement is entered into or such transaction is consummated, a non-refundable fee in the amount of the Company Termination Fee; provided, however, for purposes of clause (B) above, all references to “15% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 50%”.

(b) If this Agreement is terminated by: (i) Parent pursuant to Section 9.01(e)(i); (ii) by the Company pursuant to Section 9.01(f); or (iii) unless the Company Shareholder Approval was received prior to such termination, by the Company pursuant to Section 9.01(c) and the Company Board or any committee thereof made a Company Adverse Recommendation Change; then in each case, the Company shall pay, or cause to be paid, to Parent a non-refundable fee in the amount of the Company Termination Fee. In the case of termination of this Agreement in the manner set forth in clauses (i) or (iii) of this Section 9.03(b), the Company Termination Fee shall be paid by or on behalf of the Company within two (2) Business Days after such termination; and in the case of termination of this Agreement in the manner set forth in clause (B) of this Section 9.03(b), the Company Termination Fee shall be paid by the Company immediately prior to or concurrently with such termination.

(c) If this Agreement is terminated (i) by the Company pursuant to Section 9.01(k) or (ii) by the Company or Parent pursuant to Section 9.01(i) as a result of the termination of the Investment Agreement pursuant to Section 10.01(d) thereof if, following the date hereof, an Infiniti Adverse Recommendation Change is made under the Investment Agreement and remains in effect until the time of the Infiniti Stockholders’ Meeting or (iii) by the Company or Parent pursuant to Section 9.01(i) as a result of the termination of the Investment Agreement pursuant to Section 10.01(e), then Parent and Infiniti, severally and jointly, shall pay, or cause to be paid, to the Company a non-refundable fee in the amount of the Parent Termination Fee. The Parent Termination Fee shall be paid by or on behalf of Parent and Infiniti within one (1) Business Day after such termination.

(d) Each of Parent, Infiniti and the Company acknowledges and agrees that (i) the agreements contained in this Section 9.03 are an integral part of the Transactions, (ii) without these agreements, Parent, Infiniti, Holdco, Merger Sub and the Company would not have entered into this Agreement and (iii) any amount payable pursuant to this Section 9.03 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent, Infiniti, Holdco and Merger Sub, in the case of Section 9.03(a) and Section 9.03(b), or the Company, in the case of Section 9.03(c), in the circumstances in which such amount is payable. The Parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and in no event shall Parent or Infiniti be required to pay the Parent Termination Fee on more than one occasion. If the Company fails to pay when due any amount payable under this Section 9.03, then: (A) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 9.03 incurred in connection with defending such Proceeding to collect such fees); and (B) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to 300 basis points over the “prime rate” (as reported by Bloomberg L.P. on the date such overdue amount was originally required to be paid). If neither Parent nor Infiniti pays when due any amount payable under this Section 9.03, then: (x) Parent and Infiniti, severally and jointly, shall reimburse the Company for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 9.03 incurred in connection with defending such Proceeding to collect such fees); and (y) Parent and Infiniti, severally and jointly, shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to 300 basis points over the “prime rate” (as reported by Bloomberg L.P. on the date such overdue amount was originally required to be paid).

(e) Notwithstanding anything to the contrary contained in this Agreement, except in the case of a Willful Breach (and subject to Section 9.03(d)), (i) if this Agreement is terminated under circumstances where the Company Termination Fee would be payable pursuant to this Section 9.03, the indefeasible payment by the Company of the Company Termination Fee in accordance with this Agreement shall be the sole and exclusive remedy of Parent and its Related Persons against the Company and its Representatives and Affiliates for (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, (ii) in no event will Parent, Infiniti, Holdco or Merger Sub seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 10.11) based on a claim in law or equity with respect to (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of the Company Termination Fee in accordance with this Section 9.03, neither the Company nor any of its Affiliates or Representatives shall have any further liability or obligation to Parent, Infiniti, Holdco or Merger Sub relating to or arising out of this Agreement.

(f) Notwithstanding anything to the contrary contained in this Agreement, except in the case of a Willful Breach (and subject to Section 9.03(d)), (i) if this Agreement is terminated under circumstances where the Parent Termination Fee would be payable pursuant to this Section 9.03, the indefeasible payment by Parent of the Parent Termination Fee in accordance with this Agreement shall be the sole and exclusive remedy of the Company and its Related Persons against Parent, Infiniti, Holdco and Merger Sub and their respective Representatives and Affiliates for (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, (ii) in no event will the Company seek to recover any other money damages or seek any other remedy (including any remedy for specific performance, except solely in compliance with Section 10.11) based on a claim in law or equity with respect to (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of the Parent Termination Fee in accordance with this Section 9.03, none of Parent, Infiniti, Holdco or Merger Sub or any of their respective Affiliates or Representatives shall have any further liability or obligation to the Company relating to or arising out of this Agreement.

Article 10.
MISCELLANEOUS

Section 10.01 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit Section 9.02, Section 9.03 or any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.02 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of the Parties hereto, at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that after the receipt of the Company Shareholder Approval, there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under applicable Law without such approval having first been obtained. A termination of this Agreement pursuant to Section 9.01 or a material amendment or waiver of this Agreement pursuant to Section 10.02 or Section 10.03 shall, in order to be effective, require, in the case of Parent, Infiniti, Holdco, Merger Sub and the Company, action by their respective board of directors (or a committee thereof), as applicable.

Section 10.03 Extension; Waiver. At any time prior to the Effective Time, the Parties may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the provisions of Section 10.02, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the shareholders or stockholders, as applicable, of any of Parent, Infiniti, Holdco, Merger Sub or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 10.04 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. The Company (or the applicable Subsidiary) shall file all Tax Returns that to the Company’s Knowledge are required by applicable law or that Parent reasonably notifies the Company in writing are required by applicable law with respect to all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees in connection with the consummation of the Merger, and, if required by applicable Law, Parent (or the applicable Subsidiary) shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns.

Section 10.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), transmitted by email (notice deemed given upon transmitter’s confirmation of delivery to recipient), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 10.05):

if to Parent, Infiniti, Holdco or Merger Sub, to:

I.D. Systems, Inc.
123 Tice Boulevard

Woodcliff Lake, NJ 07677
Attention: Chris Wolfe
Email: cwolfe@id-systems.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Jeffrey S. Spindler
Email: jspindler@olshanlaw.com

and

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

Attention: Steven E. Siesser

Email: ssiesser@lowenstein.com

if to the Company, to:

Pointer Telocation Ltd.

14 Hamelacha Street

Rosh Haayin 4809133

Israel
Attention: David Mahlab, President and Chief Executive Officer
Email: Davidm@pointer.com

with a copy (which shall not constitute notice) to:

Zysman, Aharoni, Gayer & Co. (ZAG/S&W)
Beit Zion, 41-45 Rothschild

Blvd, Tel Aviv 6578401
Israel
Attention: Shy S. Baranov
Email: sbaranov@zag-sw.com

Section 10.06 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail transmission (including in portable document format (pdf) or otherwise) or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.07 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof; provided, however, (x) any provisions of the Confidentiality Agreement conflicting with this Agreement shall be superseded by this Agreement and (y) all standstill or similar provisions set forth in the Confidentiality Agreement shall be superseded to the extent necessary to permit Parent to make additional proposals under Section 5.02(b), and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and permitted assigns; provided, however, notwithstanding the foregoing clause (b), following the Effective Time, the provisions of Section 6.02 shall be enforceable by each Party entitled to indemnification hereunder and his or her heirs and his or her Representatives.

Section 10.08 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Transactions, taken as a whole, are not affected in a manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement, subject to Section 10.02, so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided, however, (a) Parent may designate, prior to the Effective Time, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a party to the Merger in lieu of Holdco or Merger Sub, in which event all references herein to Holdco or Merger Sub, as the case may be, shall be deemed references to such other Subsidiary (except with respect to representations and warranties made herein with respect to Holdco or Merger Sub, as applicable, as of the date hereof) and all representations and warranties made herein with respect to Holdco or Merger Sub, as applicable, as of the date hereof shall also be made with respect to such other Subsidiary as of the date of such designation and (b) Parent, Holdco and Merger Sub may collaterally assign any or all of their respective rights or obligations hereunder to any Debt Financing sources; provided, further, such assignment shall not relieve Parent, Holdco and Merger Sub, as the case may be, of its obligations hereunder or otherwise enlarge, alter or change any obligation of any other Party or due to Parent or such other Subsidiary. Any purported assignment without such consent shall be void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 10.10 Governing Law; Exclusive Jurisdiction.

(a) Except with respect to the fiduciary duties of the Company Board and the matters set forth in Article 2 that relate to the effectuation of the Merger, which are exclusively governed by the Law of the State of Israel, this Agreement shall be governed and construed in accordance with the Law of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction that would result in the application of the Law of any other jurisdiction.

(b) With respect to any matter governed by the laws of the State of Delaware pursuant to Section 10.10(a), the Parties and the Investors hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, or if such federal court does not have jurisdiction, any court of the State of Delaware having jurisdiction in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties and the Investors irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The Parties and the Investors hereby consent to and grant any such court jurisdiction over the person of such Parties and the Investors and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.05 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(c) With respect to any matter governed by the laws of the State of Israel pursuant to Section 10.10(a), the Parties and the Investors hereby irrevocably submit to the exclusive jurisdiction of any court of competent jurisdiction sitting in Tel Aviv Jaffa, Israel, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties and the Investors irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such courts. The Parties and the Investors hereby consent to and grant any such court jurisdiction over the person of such Parties and the Investors and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.05 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

(d) Each Party and the Investors hereby irrevocably consents and agrees that all costs, expenses and fees (including legal and any other professional fees) incurred by a party prevailing in any court, in Proceedings brought under this Section 10.10 (including by way of another party withdrawing its claim prior to any judicial decision or award) shall be paid by the other party in full within 30 days of submission by the prevailing party of valid invoices evidencing such costs. For the purpose of this Section 10.10(d), a party shall be considered, on the one hand, the Company and/or any of its Subsidiaries and, on the other hand, Parent and/or any of its Subsidiaries and/or the Investors.

(e) Each Party and the Investors hereby irrevocably consents and agrees, for the benefit of each other party, that any legal action, suit or proceeding against it with respect to the confirmation and/or enforcement of an award rendered in a Delaware court or Tel Aviv court, as applicable, pursuant hereto (an “Award”) may be brought in the courts of Israel, Delaware or any court in a jurisdiction where the assets of such party are located, and hereby irrevocably accepts and submits to the non-exclusive jurisdiction of each such court with respect to any such action, suit or proceeding to confirm or enforce an Award. Each Party and the Investors waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in any such court to confirm an Award and hereby further waives and agrees not to plead or claim in any such court that any such action or proceeding brought therein has been brought in an inconvenient forum.

Section 10.11 Remedies; Enforcement.

(a) The Parties agree that irreparable damage would occur and be suffered by the other in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each Party agrees that in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including, subject to Section 9.03, monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b) Each Party further agrees that (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) Notwithstanding Section 10.11(a) or anything else to the contrary in this Agreement, the Company shall not be entitled to enforce specifically Parent’s, Infiniti’s, Holdco’s and Merger Sub’s obligations to consummate the Merger unless (i) all of the conditions set forth in Sections 8.01 and 8.02 (other than those conditions that by their nature are to be satisfied at the Closing (provided that such conditions would have been satisfied or waived assuming the Closing were to occur)) shall have been satisfied (or are capable of being satisfied at the Closing) or (to the extent permissible under applicable Law) waived; (ii) the Company has irrevocably confirmed in writing to Parent that (A) all of the conditions to the Company’s obligations have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions would have been satisfied or waived assuming the Closing were to occur), and (B) if specific performance is granted and the Financing is funded, then it is ready, willing and able to take the actions within its control to cause the Closing to occur; (iii) the Debt Financing has been funded or will be funded at the Closing assuming the Equity Financing is funded; and (iv) Parent, Infiniti, Holdco and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to this Agreement .

Section 10.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 10.13 Representations, Warranties and Covenants of Infiniti. Infiniti hereby represents and warrants to the Company, subject to the Disclosure Schedule (as defined in the Investment Agreement) and the preamble to Article 5 of the Investment Agreement, on and as of the date hereof, that the representations and warranties made by Infiniti pursuant to Article 5 of the Investment Agreement are true and correct in all respects as of the date hereof; provided none of the representations and warranties of Infiniti in this Agreement, the Investment Agreement or in any schedule, certificate, instrument or other document delivered pursuant hereto or thereto shall survive the Effective Time under the terms of this Agreement or the Investment Agreement. Infiniti hereby covenants and agrees that it shall perform and comply with Section 7.01 (Conduct of the Company), Section 7.03 (Stockholders’ Meeting), Section 7.04 (Joint Proxy Statement/Prospectus; Registration Statement) and Section 7.13 (Access to Information) of the Investment Agreement in accordance with their respective terms, mutatis mutandis, for the benefit of the Company. Infiniti agrees to promptly (and in any event within 24 hours) provide the Company with copies of all notices given or received by Infiniti under the Investment Agreement. Infiniti further agrees that it will not agree, without the prior written consent of the Company, to any amendment of or modification to, or grant any waiver with respect to, the Investment Agreement as in effect on the date hereof, in any manner that is material and adverse to the Company or its shareholders.

Section 10.14 Non-Recourse. Notwithstanding anything herein to the contrary, no Representative, Affiliate of, or direct or indirect equity owner in, the Company shall have any personal liability to either Parent, Holdco or Merger Sub or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of the Company in this Agreement, and no Representative, Affiliate of, or direct or indirect equity owner in, either Parent or Infiniti, including, without limitation, the Investors, shall have any personal liability to the Company or any other Person as a result of the breach of any representation, warranty, covenant, agreement or obligation of any of Parent, Holdco or Merger Sub in, or otherwise in connection with, this Agreement. For the avoidance of doubt, the Investors do not have, and shall not have, any obligation or duties under or in respect of this Agreement for which they can be held liable to any Party or other Person under this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

POINTER TELOCATION LTD.

By:	/s/ Yossi Ben Shalom
	Name:	Yossi Ben Shalom
	Title:	Chairman of the Board of Directors

POINTER TELOCATION LTD.

By:	/s/ David Mahlab
	Name:	David Mahlab
	Title:	President and Chief Executive Officer

[Signature Page to Merger Agreement]

POWERFLEET, INC.

By:	/s/ Ned Mavrommatis
	Name:	Ned Mavrommatis
	Title:	President

POWERFLEET ISRAEL HOLDING COMPANY LTD.

By:	/s/ Ned Mavrommatis
	Name:	Ned Mavrommatis
	Title:	Director

POWERFLEET ISRAEL ACQUISITION COMPANY LTD.

By:	/s/ Ned Mavrommatis
	Name:	Ned Mavrommatis
	Title:	Director

I.D. SYSTEMS, INC.

By:	/s/ Chris Wolfe
	Name:	Chris Wolfe
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]